3/16

04010611

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amer ~~Sports~~ Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FILE NO. 82- 1544 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/16/04

82-1544

ANNUAL REPORT **2003**

AMER SPORTS

AR/S
12-31-03

04 MAR 16 AM 7:21



2003

Wilson is the world's leading manufacturer of racquet and team sports equipment and one of the world's leading manufacturers of golf equipment. In racquet sports the core categories are tennis, squash and badminton, and in team sports they are American football, baseball, basketball and soccer.

Atomic is one of the world's leading manufacturers of winter sports equipment for alpine skiing, cross-country skiing and snowboarding.

Suunto is the world's leading manufacturer of sports instruments, most notably wristop computers, diving instruments and compasses.

Precor is a full-line supplier of technically advanced, premium-quality fitness equipment for the commercial and home markets. Its comprehensive product range includes aerobic exercise equipment, and strength-training and stretching systems. Precor is the world's leading manufacturer of elliptical cross-trainers.

2003

Amer Sports is one of the world's leading sports equipment companies with internationally recognized brands including Wilson, Atomic, Suunto and Precor. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

CONTENTS

In 2003 the Company made an operating profit of EUR 101.3 million on net sales of EUR 1,104.4 million. Earnings per share were EUR 2.77. At the end of 2003 the Company had 4,013 employees.



YEAR 2003 IN BRIEF

CHALLENGING YEAR ON THE SPORTS EQUIPMENT MARKET

2003 was a challenging year for the sports equipment industry. Amer Group's net sales were similar to the previous year and profitability remained at a good level. Cash flow from operating activities was strong and Amer Group strengthened its position as one of the world's leading sports equipment companies.

Changes in foreign exchange rates depressed Amer Group's net sales by EUR 103 million, which was due to the strengthening of the euro especially against the US dollar. The impact on operating profit was slightly negative. The United States accounted for 46% of net sales.

INTEGRATION OF PRECOR PROCEEDS WELL

In late 2002 Amer acquired the fitness equipment manufacturer Precor, and its integration into the Group proceeded well in 2003. Precor achieved the best result in its history. Team Sports also continued to perform well. However, the Golf Division's sales fell well short of target and its results turned negative. The average selling price of winter sports equipment contracted and Atomic's net sales and operating profit declined. Atomic's profitability nonetheless remained at a good level.

The Group's operating profit in 2003 included a patent settlement of EUR 20.5 million, which Amer Group received for technology exclusively controlled by Precor. The technology is used in elliptical fitness equipment.

REORGANIZATION TO BOOST COMPETITIVENESS

In order to boost competitiveness and business efficiency, Amer began reorganizing Wilson in the spring of 2003. Wilson's corporate functions were decentralized to the business areas, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US were combined, and Wilson's remaining golf club and bag assembly operations in the US were outsourced.

AMER TO WITHDRAW FROM THE TOBACCO BUSINESS

In November Amer began negotiations concerning its withdrawal from the tobacco business. This will take place on 26 March 2004, when Philip Morris buys back the exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland. Upon withdrawal from the tobacco business, Amer Group will be a pure sports equipment company focusing on achieving its goal of becoming the world leader in its field.

CONSISTENT DIVIDEND POLICY

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2003 financial year, which represents a dividend ratio of 53%. A dividend of EUR 1.40 per share was paid for the 2002 financial year.

NET SALES 2003

1 RACQUET SPORTS 19%
2 GOLF 14%
3 TEAM SPORTS 17%
4 WINTER SPORTS 17%
5 FITNESS EQUIPMENT 16%
6 SPORTS INSTRUMENTS 7%
7 TOBACCO 10%



NET SALES 2003

1 NORTH AMERICA 51%
2 FINLAND 9%
3 REST OF EUROPE 28%
4 JAPAN 5%
5 ASIA PACIFIC 3%
6 REST OF THE WORLD 4%



KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	1,104.4	1,101.9	
OPERATING PROFIT	101.3	103.0	-2%
% OF NET SALES	9.2	9.3	
PROFIT BEFORE EXTRAORDINARY ITEMS	93.1	95.6	
EARNINGS PER SHARE, EUR	2.77	2.95	
RETURN ON CAPITAL EMPLOYED (ROCE), %	16.9	18.3	
RETURN ON SHAREHOLDERS' EQUITY (ROE), %	14.5	15.5	
EQUITY RATIO, %	50.5	45.6	
PERSONNEL AT YEAR END	4,013	3,939	

CALCULATION OF KEY INDICATORS, SEE PAGE 61


Equipment for every sports participant: from enthusiastic beginners to passionate practitioners and top professional athletes

YEAR 2003 IN BRIEF

CHALLENGING YEAR ON THE SPORTS EQUIPMENT MARKET

2003 was a challenging year for the sports equipment industry. Amer Group's net sales were similar to the previous year and profitability remained at a good level. Cash flow from operating activities was strong and Amer Group strengthened its position as one of the world's leading sports equipment companies.

Changes in foreign exchange rates depressed Amer Group's net sales by EUR 103 million, which was due to the strengthening of the euro especially against the US dollar. The impact on operating profit was slightly negative. The United States accounted for 46% of net sales.

INTEGRATION OF PRECOR PROCEEDS WELL

In late 2002 Amer acquired the fitness equipment manufacturer Precor, and its integration into the Group proceeded well in 2003. Precor achieved the best result in its history. Team Sports also continued to perform well. However, the Golf Division's sales fell well short of target and its results turned negative. The average selling price of winter sports equipment contracted and Atomic's net sales and operating profit declined. Atomic's profitability nonetheless remained at a good level.

The Group's operating profit in 2003 included a patent settlement of EUR 20.5 million, which Amer Group received for technology exclusively controlled by Precor. The technology is used in elliptical fitness equipment.

REORGANIZATION TO BOOST COMPETITIVENESS

In order to boost competitiveness and business efficiency, Amer began reorganizing Wilson in the spring of 2003. Wilson's corporate functions were decentralized to the business areas, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US were combined, and Wilson's remaining golf club and bag assembly operations in the US were outsourced.

AMER TO WITHDRAW FROM THE TOBACCO BUSINESS

In November Amer began negotiations concerning its withdrawal from the tobacco business. This will take place on 26 March 2004, when Philip Morris buys back the exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland. Upon withdrawal from the tobacco business, Amer Group will be a pure sports equipment company focusing on achieving its goal of becoming the world leader in its field.

CONSISTENT DIVIDEND POLICY

The Board of Directors proposes that a dividend of EUR 1.40 per share be paid for the 2003 financial year, which represents a dividend ratio of 53%. A dividend of EUR 1.40 per share was paid for the 2002 financial year.

NET SALES 2003

1 RACQUET SPORTS 19%
2 GOLF 14%
3 TEAM SPORTS 17%
4 WINTER SPORTS 17%
5 FITNESS EQUIPMENT 16%
6 SPORTS INSTRUMENTS 7%
7 TOBACCO 10%



NET SALES 2003

1 NORTH AMERICA 51%
2 FINLAND 9%
3 REST OF EUROPE 28%
4 JAPAN 5%
5 ASIA PACIFIC 3%
6 REST OF THE WORLD 4%



KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	1,104.4	1,101.9	
OPERATING PROFIT	101.3	103.0	-2%
% OF NET SALES	9.2	9.3	
PROFIT BEFORE EXTRAORDINARY ITEMS	93.1	95.6	
EARNINGS PER SHARE, EUR	2.77	2.95	
RETURN ON CAPITAL EMPLOYED (ROCE), %	16.9	18.3	
RETURN ON SHAREHOLDERS' EQUITY (ROE), %	14.5	15.5	
EQUITY RATIO, %	50.5	45.6	
PERSONNEL AT YEAR END	4,013	3,939	

CALCULATION OF KEY INDICATORS, SEE PAGE 61


Equipment for every sports participant: from enthusiastic beginners to passionate practitioners and top professional athletes

VISION

Amer Sports aims to become the No. 1 sports equipment company in the world.

- Our brands and products are well known and recognized all over the world.
- Our products utilize the most advanced technology in their field.
- Amer Sports is one of the most profitable sports equipment companies in the world.
- Our company is a blue-chip investment and we seek to increase shareholder value.
- We employ talented and dedicated people.

VALUES

In our work we are guided by Amer Sports' values, which guide all of our employees around the world. Success in competition requires determination to win, team spirit and teamwork.

DETERMINED TO WIN

Good performance is our core value. Financial success enables continuous development of our brands and products. Determination to win encourages a strong work ethic and high-quality performance.

TEAM SPIRIT

We believe in team spirit and teamwork. We want our team to consist of strong individuals who support our common goals.

FAIR PLAY

We follow the rules. We recognize and seek to remedy our faults.

INNOVATION

The prerequisite for development is innovation, and the prime mover for innovation is to always question the ways we do things.

STRATEGY

Our strategy is based on sports and leisure-time activities. Rising standards of living, the increase in people's leisure time and their growing awareness of the importance of physical and mental well-being are creating future growth opportunities for the sports equipment industry.

We intend to achieve our challenging goal of becoming the No. 1 sports equipment company in the world through a consumer-focused product strategy, strong brands, advanced research and product development, first-class customer service and an efficient supply chain.

GLOBAL BRANDS

Amer Sports' operations are based on strong global brands, of which the best known are Wilson, Atomic, Suunto and Precor.

PORTFOLIO OF SPORTS

Amer Sports' products include equipment for a large variety of sports - winter and summer, indoor and outdoor, individual and team. Our portfolio includes racquet sports, golf, team sports, winter sports and fitness training. In addition, our sports instruments help active sports participants to track and analyze their performance and thus achieve better results.

Our broad portfolio of sports makes us a year-round, full-service supplier and promotes the establishment of lasting business relationships with the trade. Our wide range of sports and global presence across all markets also give balance to Amer Sports' businesses as the seasons turn and the popularity of individual sports changes.

GAME IMPROVEMENT PRODUCTS FOR ACTIVE SPORTS PARTICIPANTS

In each of our selected sports we are specialists. We design and manufacture some of the industry's best products. We invest heavily in R&D and continuously introduce technologically advanced game improvement products based on consumer needs. The expertise and experience of top athletes is an essential part of our product development. In addition, raw material suppliers are part of our R&D network, and collaboration with them is resulting in completely new types of solutions being incorporated into our sports equipment.

CUSTOMER SERVICE AND SUPPLY CHAIN MANAGEMENT

Our portfolio and brands are supported by a strong supply chain that guarantees our customers first-rate service in all product categories and all market areas. Our extensive sales and distribution network enables us to bring new products to market simultaneously all over the world.

We are continuously developing our operations in co-operation with our partners. We offer the right kinds of products and services, so the sell-through of products from the trade to consumers is as efficient as possible. Our experts serve the whole spectrum of sports retailers from specialist stores to large nationwide chains.

Effective supply chain management enables us to boost profitability and improve working capital efficiency.



FINANCIAL TARGETS

We have set ourselves challenging targets as milestones along the road to becoming the world's leading sports equipment company. Our goal is profitable growth. Good profitability enables investments in product development and marketing, which are essential for the achievement of market leadership.

Our focus on organic growth is based on innovative products, effective marketing, good customer service and a strong supply chain. In addition to organic growth, we actively monitor structural change within the industry and are ready to make acquisitions that fit within our strategy and strengthen Amer Sports as a whole.

AVERAGE GROWTH IN NET SALES OVER 10%

Our objective is to increase net sales at an average annual growth rate of at least 10%.

OPERATING PROFIT 10% OF NET SALES

Our annual target for operating profit is 10% of net sales. Profitability should be on a par with the other leading sports equipment companies worldwide.

RETURN ON CAPITAL EMPLOYED 20%

We have set a return on capital employed (ROCE) target of 20%. Again it is our objective that Amer's return on capital employed should be on a par with the other leading sports equipment companies in the world.

EQUITY RATIO AND DIVIDEND POLICY

Our objective is to maintain the equity ratio at a minimum of 40%. Our aim is for the Company to be viewed as a competitive investment which increases shareholder value through a combination of dividends and share price performance. We pursue a progressive dividend policy reflecting the Company's results, the aim being to distribute a dividend of at least one third of annual net profits.

It is vitally important for Amer Sports' business that we are real experts in all of our key sports. Genuine expertise is an absolute prerequisite for the further development of our sports equipment. Specialist know-how in each sport is found in the business unit concerned. We have four primary centers of expertise: Chicago in the USA (Team Sports, Golf and Racquet Sports), Altenmarkt in the Austrian Alps (Winter Sports), Seattle in the USA (Fitness Equipment) and Vantaa in Finland (Sports Instruments). Our product development work is based on consumer needs, and we actively participate in the development of sports and leisure-time trends.



ROGER TALERMO

CEO'S REVIEW

2003 was a year of consolidation for Amer Group. We reorganized Wilson Sporting Goods into two new entities and we laid the groundwork for future expansions. We are progressing in the competitive sporting goods market and are a good step closer to reaching our target of becoming the number one sports equipment company in the world.

It was still a tough year for the sporting goods equipment industry. World demand for durable consumer goods remained slow. North America continued to live in the aftermath of September 11, while Europe, with Germany in the forefront, had a difficult economic climate, and Japan's recovery was slow to occur.

These factors necessitated several changes to better position the Company moving forward.

First, we reorganized Wilson Sporting Goods into two strong entities: Team Sports and Golf & Racquet Sports. This measure significantly reduced expenses. But the new business units should be stronger and more performant going forward.

In the Golf unit, we restructured quite dramatically to accommodate revenue short and cope with industry competition and Racquet Sports was reorganized to fight future challenges. We are the clear No. 1 in the world in tennis and our squash and badminton improved their positions.

Team Sports continued its strong performance throughout the year and posted its all time high sales numbers, while profitability remained strong.

The fitness business *Precor, acquired in late 2002, was integrated and an aggressive plan* moving forward was completed. We are committed to developing Precor as a leading fitness company.

The Winter Sports business suffered from the late arrival of snow especially in Germany and Austria. Atomic's market position remained strong and profitability was maintained on a level above average in the industry.

Suunto continued to focus on sports instruments and non-core businesses were discontinued. Due to a slowdown in the dive market and some delayed component shipments, Suunto's growth plans were not achieved. Overall Suunto is progressing according to plan and continues to conquer and develop the sports instruments market. Many new products are in the pipeline.

During the year we started to review the possibility of divesting the tobacco business. A decision was taken in January 2004 and with this move, Amer Group reached a milestone to be purely a sports equipment company.

The weak dollar and the strong euro had a significant negative impact on our consolidated sales. This was the primary reason that washed out our growth plans for the year and delivered flat sales in comparison to last year.

The group profitability was maintained on a good level. We successfully defended our technologies and received extraordinary income from a patent settlement. Cash flow and balance sheet were maintained on a strong level. All this gives us a very good position to go forward in the ever consolidating sports equipment market and we are prepared to make strategic acquisitions and thus strengthen our strategic position in the market even further.

During the past year we made a few smaller acquisitions which will strengthen our business areas according to our plan and complement the product offering and our organic growth. Atec, a pitching machine company, was added to our Team Sports business, and Volant, the high-end ski brand was incorporated into our Winter Sports family. In the beginning of 2004, two new companies were added to the Precor portfolio: Fitness Products International, a strength equipment company *featuring the Icarian brand and* ClubCom, *including* Cardio Theater, to add video entertainment and network systems to our product offering.

Regardless of the temporary headwind, we are determined to make Amer Group the clear leader in the sporting goods equipment industry. We have a strong, dedicated team with a lot of experience in the industry and a strong international distribution network with two new important Amer Sports subsidiaries in Japan and Switzerland.

I would like to extend my respect to all Amer Group employees and thank You for working hard through this difficult year. I know we all remain motivated to push our limits with new, innovative products and programs for both our partners in trade and sport participants throughout the world. We will continue to invest in our global brands and in our organization so that we will be able to deliver improved results, distribute good dividends and increase the value of our company.

We are very determined to win and grow. There is absolutely no reason in our minds why our company could not be the true leader in the sporting goods equipment market.



Wilson's share of the global tennis market rose to 36% and its position as the world's No. 1 tennis brand was further strengthened. The comparable net sales of Amer Sports' Racquet Sports Division declined by 2% in local currencies over the year as a whole, although they did make a significant second-half recovery. The Racquet Sports Division's goal is to further strengthen its leading position in tennis and to increase its market shares in badminton and squash equipment.




Wilson

The global tennis market contracted in 2003* and the average selling price of tennis racquets declined.

The net sales of Amer Sports' Racquet Sports Division fell by 14% to EUR 210.9 million. Operating profit declined by 20% to EUR 20.4 million. Comparable net sales in local currencies fell by 2%. Sales rose by 4% in Europe and also by 4% in Japan, but fell by 5% in North America. In the second half of the year Racquet Sports' sales picked up in all key market areas, rising by 4% in local currencies compared with the second half of 2002.

Sales of Wilson's tennis racquets declined by 3%. However, Wilson's share of the tennis racquet market rose to 36%* globally, to 44% in the United States, to 35% in Europe and to 31% in Japan. Wilson was the best-selling brand in North America and Japan and was the No. 2 brand in Europe.

Wilson tennis racquets are divided into three product families, each designed for a particular type of player. The revolutionary design of the Triad family not only reduces vibration caused by racquet-ball impact but also brings greater power and control to shots. Wilson racquets based on Hammer technology have a large sweet spot, while the classic Pro Staff racquets are the choice of professionals. The range of models is continuously being renewed. For example, the new Hammer Series H racquets launched in May were well received in all markets.

* Market shares and market information presented in this Annual Report are Company estimates based on external market surveys and management opinion.


Wilson
US OPEN 1



Sales of Wilson tennis balls were similar to the level achieved during 2002. In tennis balls Wilson is No. 3 in the world with a 24% share of the global market. Wilson's share of the US tennis ball market was 40%. In August Wilson renewed its agreement with the United States Tennis Association, extending Wilson's status as the official ball of the US Open Championships until 2009. Wilson also supplies the official ball for the Davis Cup and the 2004 Olympics.

Sales of footwear declined by 4%. Footwear accounted for 13% of Racquet Sports' net sales, and the product category offers good opportunities for future growth.

Racquet Sports is investing not only in tennis but also in badminton and squash equipment. During the year Wilson launched several new badminton and squash racquets, and badminton and squash players were for the first time included in Wilson's international team of contracted professional athletes.

In April, Amer Sports initiated a reorganization of its Wilson businesses in the United States, and Mr Steve Millea was appointed as the President of Wilson's Golf and Racquet Sports business. As a part of the reorganization, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US were combined. In May, Mr Brian Dillman was appointed Global Business Director, Wilson Racquet Sports. Mr Dillman reports to Mr Millea.

The racquet sports market is expected to remain flat in 2004. The aim of Amer Sports' Racquet Sports Division is to increase its market shares in all key product groups. This is to be achieved by introducing products of innovative design with new technical features. Racquet Sports will seek to achieve an even higher profile in ATP tennis tournaments and to recruit more promising youngsters to play with Wilson racquets. Geographically, the biggest growth opportunities are outside the United States, especially in Europe and Japan. The Racquet Sports Division's net sales and operating profit in local currencies are expected to rise in 2004.

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	210.9	243.9	-14%
OPERATING PROFIT	20.4	25.6	-20%
% OF NET SALES	9.7	10.5	
RETURN ON CAPITAL EMPLOYED (ROCE), %	47.8	55.8	
PERSONNEL AT YEAR END	614	562	



RESEARCH AND DEVELOPMENT

In racquets featuring IsoGrid technology a grid of Hyper-Carbon and kevlar are built into the racquet frame. IsoGrid stiffens the frame and improves racquet stability, giving shots more power and greater accuracy. The use of IsoGrid technology means that the frame walls can be thinner and lighter without compromising on strength. IsoGrid technology was incorporated into the Series H racquets in 2003, and it will be built into the new Triad models for 2004 and also into the new Pro Staff Trance racquet.

WILSON RACQUET SPORTS NET SALES


EUR MILLION
225
265
265
244
211
99
00
01
02
03

WILSON'S MARKET SHARES 2003 (2002)

TENNIS RACQUETS	
GLOBAL	36% (35)
US	44% (43)
EUROPE	35% (30)
JAPAN	31% (30)
REST OF THE WORLD	40% (33)

WILSON'S MARKET SHARES 2003 (2002)

TENNIS BALLS	
GLOBAL	24% (22)
US	40% (41)
EUROPE	16% (12)
JAPAN	11% (7)
REST OF THE WORLD	20% (17)

GLOBAL MARKET
EUR 500 MILLION*
(WHOLESALE)
1 TENNIS RACQUETS 56%
2 TENNIS BALLS 44%

* Converted into euro at average exchange rates over the review year.



GLOBAL MARKET
1 EUROPE 36%
2 NORTH AMERICA 33%
3 JAPAN 15%
4 REST OF THE WORLD 16%



WILSON RACQUET SPORTS 2003 NET SALES
1 TENNIS RACQUETS 44%
2 TENNIS BALLS 22%
3 FOOTWEAR 13%
4 OTHER PRODUCTS 21%



WILSON RACQUET SPORTS 2003 NET SALES
1 NORTH AMERICA 45%
2 EUROPE 29%
3 JAPAN 11%
4 ASIA PACIFIC 8%
5 REST OF THE WORLD 7%



NEW PRODUCTS



TRIAD T5 is the best-selling tennis racquet in Japan and one of the most popular in the United States too. In the revolutionary tri-component racquet Iso-Zorb acts as a buffer between the hoop and the handle, reducing harmful vibrations and increasing levels of comfort. The hoop and handle have a Decometric® profile, which gives the racquet even more torsional stability and power.



CROSSFIRE SL The third-generation Crossfire tennis shoe features better court feel, improved grip and trendy new styling. The flexible DST midsole maximizes the shoe's shock-absorbing qualities and the new upper material improves its durability.

The net sales and operating profit of the Golf Division fell well short of the target. Sales were down on the previous year and the result turned negative. Net sales in local currencies fell by 16%. The most important goal for the Golf Division in 2004 is a return to profitability.




Staff
1

The global golf equipment market was flat in 2003. The market remained stagnant in North America and in Europe, and contracted in Japan. The number of rounds played globally in 2003 was slightly down on the previous year.

The golf equipment market continued to be intensely competitive, the market being characterized by falling prices. The sales of Amer Sports' Golf Division were also depressed by delayed shipment of new golf products in the spring. The Golf Division's performance over the year was significantly weaker than expected, and net sales fell by 26% to EUR 158.5 million. Net sales in local currencies declined by 16%. Sales were down by 24% in North America and by 4% in Europe. In Japan, sales rose by 2%.

The Golf Division's result was weakened not only by depressed sales but also by falling prices – especially in golf balls – and by non-recurring costs of about EUR 4 million arising from Wilson's reorganization. The Golf Division made an operating loss of EUR 11.4 million.

Sales of Wilson golf clubs declined by 14% and the global market share fell to 4%.

Competition in golf balls remained fierce. Sales of Wilson golf balls fell by 23% and the market share declined. Wilson's share of the global golf ball market was 4%.

In April, Amer Sports initiated a reorganization of its Wilson businesses in the United States in order to boost competitiveness.






In the new structure, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US have been combined. Wilson's remaining golf club assembly operations in the US were outsourced, and the golf club assembly unit and warehouse in Tullahoma, Tennessee were closed at the beginning of 2004. The warehousing functions were transferred to Wilson's central warehousing facility in Nashville. Golf bag assembly in Springfield, Tennessee was also shut down and the function outsourced. The cost structure was adjusted to correspond to the prevailing business and market situation. The measures are expected to yield savings of about USD 12 million for Amer Sports in 2004. Most of these savings will benefit the Golf Division.

In May, Mr Angus Moir, the former head of Wilson's golf business in Europe, was appointed Global Business Director, Wilson Golf. Mr Moir reports to the President of Golf & Racquet Sports, Mr Steve Millea.

New Deep Red II irons, fairway woods and drivers were launched in January 2003. In addition, new models developed from the Wilson Staff True golf ball were introduced. Also in January, Wilson signed an agreement valid until 2005 with PGA Tour professional Jesper Parnevik. In October Wilson renewed its agreement with PGA Tour professional Padraig Harrington. According to the new deal, Harrington will play Wilson irons and woods up until 2008.

The golf equipment market is expected to remain flat in 2004. Fierce competition will continue, especially on the golf ball market. The Golf Division's main goal in 2004 will be a return to profitability. Net sales in local currencies are expected to remain unchanged.

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	158.5	213.3	-26%
OPERATING LOSS/PROFIT	-11.4	7.1	
% OF NET SALES	-	3.3	
RETURN ON CAPITAL EMPLOYED (ROCE), %	-21.2	10.6	
PERSONNEL AT YEAR END	799	805	



RESEARCH AND DEVELOPMENT

New models of the Deep Red II clubs will be brought to the market in 2004. The new Deep Red II Distance irons have been developed in partnership with PGA Tour players on Wilson's Advisory Staff.

Padraig Harrington, in eighth place in the world rankings at the end of 2003, has been actively involved in the development work on the new woods. In 2003, Padraig Harrington had the Deep Red II Maxx driver, Deep Red II Tour irons and Wilson Staff wedges in his bag. Harrington has been playing with Wilson clubs since 1998.

WILSON GOLF NET SALES


EUR MILLION
225
258
236
213
159
99
00
01
02
03

WILSON'S MARKET SHARES 2003 (2002)

GOLF CLUBS	
GLOBAL	4% (5)
US	3% (5)
EUROPE	8% (8)
JAPAN	2% (1)
REST OF THE WORLD	13% (13)

WILSON'S MARKET SHARES 2003 (2002)

GOLF BALLS	
GLOBAL	4% (5)
US	4% (5)
EUROPE	10% (12)
JAPAN	1% (1)
REST OF THE WORLD	9% (9)

GLOBAL MARKET
EUR 4.6 BILLION (WHOLESALE)
1 CLUBS 61%
2 BALLS 28%
3 BAGS AND GLOVES 11%



GLOBAL MARKET

1 NORTH AMERICA 52%
2 JAPAN 27%
3 EUROPE 12%
4 REST OF THE WORLD 9%



WILSON GOLF 2003 NET SALES

1 CLUBS 55%
2 BALLS 26%
3 BAGS AND GLOVES 12%
4 OTHER PRODUCTS 7%



WILSON GOLF 2003 NET SALES

1 NORTH AMERICA 54%
2 EUROPE 29%
3 JAPAN 7%
4 ASIA PACIFIC 4%
5 REST OF THE WORLD 6%



NEW PRODUCTS



DEEP RED II MAXX The centre of gravity of the 450 c.c. Deep Red II Maxx has been moved even further away from the face, which helps launch the ball on the optimal trajectory.



DEEP RED II DISTANCE The special features of the Deep Red II Distance irons include the MDS™ (Mass Damping System) insert. A combination of hard and soft urethane inserted in the under-cut of the club head traps and damps out unwanted vibrations at impact for a softer feel.



The Team Sports Division continued to perform well. Net sales in local currencies rose by 7%. Sales of baseball and softball bats rose by 21%. The US market accounted for 89% of net sales. Team Sports aims to further strengthen its position outside the US market.




Wilson
OPTIMA

The American football and basketball equipment markets in the United States were flat in 2003. Demand for team uniforms also remained unchanged. The baseball equipment market declined slightly, whereas the US market for soccer equipment grew somewhat.

The net sales of the Team Sports Division fell by 10% to EUR 183.6 million. Comparable net sales in local currencies rose by 7%. Outside the United States sales grew by 11%.Operating profit was down 12% at EUR 21.1 million. Operating profit in local currencies was up 4%.

The strongest sales growth of all the product categories was in baseball and softball bats, sales of which rose by 21%. Bat sales were boosted by the good reception given to new products. In Japan, sales benefited from the launch of bat models designed for the local market. Sales of baseball gloves fell by 9%.

Sales of basketballs rose by 10%. The five-year agreement with the National Collegiate Athletic Association (NCAA) that came into effect at the beginning of 2003 had a positive impact on sales of basketballs. According to the agreement, Wilson's basketball is the official game ball of the NCAA.

Sales of American footballs grew by 7% during the year. Sales of team uniforms rose by 7%.

Wilson is the global market leader in American footballs, and in the review year its market share was 78%. In basketballs







and baseball gloves Wilson is the No. 2 brand globally. Wilson's share of the US market was 78% in American footballs, 33% in basketballs and 30% in baseball gloves.

Wilson's first baseball helmet, the A5250 youth helmet, was presented in 2003 Little League World Series games in the teams' own colours. The junior players liked the helmet's modern styling and range of colors.

Wilson's range of GST (Game Saving Technology) American footballs was expanded during the year. The playability of the GST balls has been improved by replacing the traditional lacing with a soft pebbled lace composite.

Amer Sports' Team Sports Division is generating growth by broadening its range of sports-specific products. In November, Team Sports' baseball and softball businesses expanded into training equipment with the acquisition of Athletic Training Equipment Company Inc. (ATEC) from Sport Supply Group Inc. ATEC's product range includes pitching machines and batting nets used in practice. ATEC's net sales are about USD 11 million and the company is highly profitable.

Team Sports has significant growth opportunities in markets outside the United States, especially in Europe and Japan. For example, the Japanese baseball equipment market is the second biggest in the world. A new goal for Team Sports is to build Wilson into a strong brand in soccer. To this end Wilson began collaborating with Argentinean soccer star Gabriel Batistuta during the year. Wilson also reached an agreement with Major League Soccer (MLS) in the United States to become MLS's official ball in consumer sales.

In 2004 the team sports market is expected to be flat. Team Sports' comparable net sales in local currencies are expected to grow with new product launches and the acquisition of ATEC. Operating profit is also expected to rise.

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	183.6	203.9	-10%
OPERATING PROFIT	21.1	24.0	-12%
% OF NET SALES	11.5	11.8	
RETURN ON CAPITAL EMPLOYED (ROCE), %	34.5	38.7	
PERSONNEL AT YEAR END	530	505	



RESEARCH AND DEVELOPMENT

Wilson's basketballs, American footballs and softballs are used as the official match balls of the US National Collegiate Athletic Association (NCAA). Wilson also has official match ball contracts in North America with the National Football League (NFL), the Canadian Football League (CFL) and Major League Baseball (MLB). Feedback from these partnerships is vital for Team Sports' product development. Wilson also has an advisory team of professional athletes and well-respected coaches. However, most of products sold by Team Sports are for use by under-eighteen-year-olds, so the input of these children and young teenagers also plays an important role in product development. Wilson conducts many focus groups each year where youngsters explain their ideas for the development of sports equipment.

WILSON TEAM SPORTS NET SALES

EUR MILLION



143
194
205
204
184
99
00
01
02
03

WILSON'S US MARKET SHARES 2003 (2002)

AMERICAN FOOTBALLS	78% (76)
BASKETBALLS	33% (32)
BASEBALL GLOVES	30% (31)
BASEBALLS	22% (21)
BASE/SOFTBALL BATS	13% (11)
VOLLEYBALLS	17% (18)
APPAREL	11% (10)
SOCCER BALLS	10% (10)

WILSON'S GLOBAL MARKET SHARES 2003 (2002)

AMERICAN FOOTBALLS	78% (75)
BASKETBALLS	22% (21)
BASEBALL GLOVES	18% (19)
BASEBALLS	11% (10)
BASE/SOFTBALL BATS	10% (9)
VOLLEYBALLS	7% (8)
APPAREL	-
SOCCER BALLS	4% (4)

GLOBAL MARKET
EUR 950 MILLION (WHOLESALE)
1 SOCCER BALLS 22%
2 BASE/SOFTBALL BATS 19%
3 BASEBALL GLOVES 17%
4 BASKETBALLS 16%
5 BASEBALLS 11%
6 VOLLEYBALLS 9%
7 AMERICAN FOOTBALLS 6%



GLOBAL MARKET
1 NORTH AMERICA 51%
2 JAPAN 24%
3 EUROPE 9%
4 REST OF THE WORLD 16%



WILSON TEAM SPORTS 2003 NET SALES
1 BASEBALLS AND GLOVES 23%
2 AMERICAN FOOTBALLS 22%
3 BASKETBALLS 16%
4 APPAREL 13%
5 BASE/SOFTBALL BATS 10%
6 OTHER PRODUCTS 16%



WILSON TEAM SPORTS 2003 NET SALES
1 NORTH AMERICA 92%
2 JAPAN 2%
3 EUROPE 1%
4 REST OF THE WORLD 5%



2
3

NEW PRODUCTS



Vexxum

DEMARINI VEXXUM is the first bat in baseball to take advantage of the Half & Half technology so successfully applied in DeMarini's softball bats. In Half & Half bats, the handle and the barrel are made of different materials. The extremely lightweight composite handle combined with the aluminium alloy barrel transmits force more effectively and thus helps the player to hit the ball further.



The **WILSON NCAA SOLUTION GAME BALL** is the official game ball of the NCAA basketball championships. The basketball's patented cover is made of moisture-absorbing composite leather. While leather balls become slippery when wet, the new NCAA Solution Game Ball's cover absorbs moisture and grows tackier. Gripability is further improved with the replacement of traditional rubber channels with composite leather laid-in channels. The new channels also absorb moisture and are wider and deeper than conventional channels.


ATOMIC

The Winter Sports Division continued to invest in R&D and to strengthen its sales organization. Reflecting the downward trend in the market's average selling price, the business area's comparable net sales in local currencies declined by 3% in 2003. Atomic is the No. 1 alpine ski brand in the world and its goal is to strengthen its position in other winter sports product categories.



WINTER SPORTS

PAGES 22-25

The overall winter sports market was flat in 2003 but the average selling price of winter sports equipment declined.

The Winter Sports Division's net sales declined by 6% to EUR 188.5 million. Operating profit was down 29% at EUR 28.3 million. Comparable net sales in local currencies fell by 3%. Sales were flat in Europe but declined in North America by 8% and in Japan by 33%. Lack of snow during the early winter of the 2002/2003 season in Atomic's key markets of Austria and Germany resulted in fewer reorders at the beginning of the year. Furthermore, consumer demand remained weak in Germany.

Sales of alpine skis were flat in volume terms, but the emphasis in ski sales moved towards the low end of the price spectrum. Net sales of alpine skis fell by 2%. Altogether Winter Sports sold about 885,000 pairs of alpine skis, of which 815,000 were Atomic brands. The remainder were Dynamic brands and skis manufactured for external brands on an OEM basis. Atomic's market share in alpine skis was 23% in Europe and 16% in North America. Globally the market share was 20%.

At the beginning of the 2002/2003 season Atomic launched the SX:11 and SX:9 Ski Cross skis. New Beta Puls skis featuring Atomic's Beta technology were also brought to market. Beta Puls technology gives today's short, wide-bodied alpine skis a soft flex







and also torsional stability. The Beta Puls profile transmits power to the tip and tail of the ski and gives better hold on icy slopes. Beta Puls technology is used in Atomic's R and C series skis.

Net sales of Atomic's alpine ski bindings were flat. In volume terms sales rose by 14% and some 620,000 pairs of bindings were sold. As many as 76% of Atomic's skis are sold together with bindings. Sales of snowboards declined by 16% whereas sales of cross-country skis rose by 17%.

In June the sales and distribution of Atomic products in Switzerland were transferred from external importers to Amer Sports' new local sales and distribution company. The aim is to strengthen Atomic's position in Switzerland, which is an important alpine skiing market. Also, from the 2004/2005 season, Winter Sports' distribution in Japan will be transferred to Amer Sports Japan. Distribution in Japan is currently being handled by ASICS Japan.

In December 2003, Winter Sports acquired the Volant ski brand from Huffy Corporation. Volant is a North America based ski brand which is sold at the top-end of the market. The acquisition also included several ski technology patents. The annual net sales of the brand are approximately EUR 4 million. Volant skis have been produced in Atomic's Altenmarkt factory on an OEM basis for the past two years.

In 2004 the winter sports equipment market is expected to remain flat. Atomic will be launching several new innovative products during the year, and will be seeking to boost its market shares in all markets. Winter Sports will continue to invest in the snowboard and alpine skiing markets of North America and Japan, which are thought to offer the best growth opportunities. Comparable net sales and operating profit in local currencies are expected to rise in 2004.

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	188.5	201.6	-6%
OPERATING PROFIT	28.3	39.6	-29%
% OF NET SALES	15.0	19.6	
RETURN ON CAPITAL EMPLOYED (ROCE), %	35.4	46.2	
PERSONNEL AT YEAR END	712	636	



RESEARCH AND DEVELOPMENT

Atomic is developing innovative new products in order to strengthen its position as the technology leader in winter sports equipment. In February 2003 Atomic presented the world's first microprocessor-controlled ski bindings, the Neox EBM 412. Its Electronic Binding Management system makes an automatic safety check every time the skier steps into the binding. Sensors installed in the toe and heel bindings check for correct attachment and the status is presented in a display on the toe bindings.

ATOMIC NET SALES



EUR MILLION
139
177
199
202
189
99
00
01
02
03

ATOMIC'S MARKET SHARES 2003 (2002)

ALPINE SKIS	
GLOBAL	20% (20)
EUROPE	23% (23)
NORTH AMERICA	16% (16)
JAPAN	6% (10)
REST OF THE WORLD	18% (18)

ATOMIC'S MARKET SHARES 2003 (2002)

CROSS-COUNTRY SKIS	
GLOBAL	14% (12)
EUROPE	16% (14)
NORTH AMERICA	10% (10)
REST OF THE WORLD	4% (4)

ATOMIC'S MARKET SHARES 2003 (2002)

SNOWBOARDS	
GLOBAL	4% (4)
EUROPE	9% (9)
NORTH AMERICA	3% (3)
REST OF THE WORLD	6% (6)

GLOBAL MARKET, ALPINE SKI EQUIPMENT
EUR 1.05 BILLION (WHOLESALE)
1 EUROPE 63%
2 NORTH AMERICA 21%
3 JAPAN 11%
4 REST OF THE WORLD 5%



GLOBAL MARKET, CROSS-COUNTRY SKI EQUIPMENT
EUR 200 MILLION (WHOLESALE)
1 EUROPE 71%
2 NORTH AMERICA 15%
3 REST OF THE WORLD 14%



GLOBAL MARKET, SNOWBOARDS
EUR 300 MILLION (WHOLESALE)
1 NORTH AMERICA 38%
2 JAPAN 34%
3 EUROPE 22%
4 REST OF THE WORLD 6%



ATOMIC 2003 NET SALES
1 ALPINE SKI EQUIPMENT 83%
2 CROSS-COUNTRY SKI EQUIPMENT 6%
3 SNOWBOARDS 4%
4 OTHER PRODUCTS 7%



ATOMIC 2003 NET SALES
1 EUROPE 72%
2 NORTH AMERICA 23%
3 JAPAN 4%
4 REST OF THE WORLD 1%



NEW PRODUCTS





METRON B5 The short, wide-bodied Metron performs well in all conditions: powder, prepared pistes and icy slopes. The wide body carries skiers through soft snow and the new Beta 5 technology ensures superior hold on icy slopes by transmitting power evenly along the entire length of the ski. Despite of their wide geometry, the Metron skis have short sidecuts for perfect carving performance.

RADON The performance and look of the Radon snowboard have made it a firm favourite with snowboarders. The new diecut method used in the board's construction ensures that the different materials are seamlessly joined. The Radon is clad in a Lizard Skin topsheet, which is not only very tough but also non-stick. The Radon is at its best as a freeride board.



Amer Sports' Fitness Eq[illegible] [illegible]ion had another successful year in 2003. Comparable net sales in [illegible] es rose by 3% and profitability improved considera[illegible] The strongest growth was [illegible] stationary cycles. [illegible]e goal for P[illegible]ecor is to become [illegible] world's lead[illegible]g full-l[illegible]e supp[illegible] [illegible] fitness equipment.



FITNESS EQUIPMENT

PAGES 26-29



In North America, the fitness market was flat in 2003. Fitness clubs and institutions postponed their investment decisions and consumers were also wary about making new purchases. Demand picked up somewhat in the second half of the year. In Europe, fitness clubs cut back on their investments, which resulted in price competition.

Precor's comparable net sales in local currencies rose by 3%*. Consolidated net sales fell by 13% to EUR 177.0 million. *Operating profit was up by 15% to EUR 26.8 million. Operating* profit in local currencies grew significantly.

The strongest growth was in sales of stationary cycles, which were boosted by the introduction of new models. Sales of treadmills also rose during the year, whereas sales of elliptical fitness equipment were flat. During the year, Precor introduced new models of elliptical fitness equipment designed for home use.

Sales rose by 3% in North America, which accounted for 80% of Precor's total net sales. In North America, 61% of Precor's fitness equipment was sold to institutions: fitness clubs, hotels, schools, hospitals and other public facilities. Precor's home-use *equipment is placed in the upper price bracket of the home equipment segment.*

Outside North America, Precor's sales rose by 2%. In Germany, Austria and Japan the ground was prepared for future

* The 2002 figures presented in the table and text are pro forma. Precor's result is included in the consolidated financial statements from 1 November 2002.







growth by integrating sales of fitness equipment into Amer Sports' sales and distribution organization.

The fitness club market is consolidating and club chains now look for stronger relationships with suppliers who offer a complete range of products. In 2003, Precor's service offering was complemented by a new financing program for commercial customers.

In January 2004, the Company acquired the operations of Fitness Products International (FPI), thereby adding gym-based strength training systems to Precor's product range. FPI's best-known brand is Icarian, and the product range covers single and multi-station selectorized equipment, natural motion models and plate equipment. FPI's annual sales are approximately USD 13 million and the company is profitable. Later in the same month, the Company further strengthened Precor's position in the fitness market by acquiring ClubCom, a provider of private television network systems to clubs and fitness facilities. In addition, the Company acquired ClubCom's video hardware and system division Cardio Theater. The annual sales of the acquired businesses of ClubCom and Cardio Theater are approximately USD 15 million, of which the majority relates to Cardio Theater. Cardio Theater's operations are profitable, whereas ClubCom is a developing technology requiring investment.

In 2004 the fitness sector as a whole is expected to grow slightly as fitness club chains and hotels replace their fitness equipment and open new gyms. Expansion of Precor's product range into strength training and products supporting the fitness business will strengthen Precor's position as an important international full-line supplier. Precor generates most of its net sales in the United States, and in 2004 the Fitness Equipment Division will invest strongly in developing its business outside the US market. The further development of customer service is also one of the most important goals for the year. In local currencies, the Fitness Equipment Division's net sales are expected to rise clearly and also operating profit is expected to grow in 2004.

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES*	177.0	202.4	-13%
OPERATING PROFIT*	26.8	23.4	15%
% OF NET SALES	15.1	11.6	
RETURN ON CAPITAL EMPLOYED (ROCE), %	156.8	76.5	
PERSONNEL AT YEAR END	471	464	

* The 2002 figures presented in the table and text are pro forma.
Precor's result is included in the consolidated financial statements from 1 November 2002.



RESEARCH AND DEVELOPMENT

Precor invests heavily in R&D and holds over 170 patents. In 2003 product development expenses were EUR 8.8 million, representing 5% of net sales. The focus of Precor's R&D work is on new products, technical solutions, product features, product design and the development of services for fitness clubs.

During the year, Precor introduced its new InSite service for fitness clubs. This service involves collecting data on equipment in operation and then transmitting information on equipment use and possible service problems through a wireless data transfer connection directly to equipment maintenance staff. The clubs receive information on the equipment's usage rate and on the programs used, enabling them to maximize their profitability and create a superior experience for their members. The service was developed in partnership with North America's leading fitness clubs.

PRECOR'S MARKET SHARES 2003 (2002)

IN THE US	
FITNESS EQUIPMENT FOR CLUBS AND INSTITUTIONS	12% (10)

US MARKET FITNESS EQUIPMENT
EUR 3.3 BILLION (WHOLESALE)
1 HOME USE 78%
2 CLUBS AND INSTITUTIONS 22%



2
1

PRECOR 2003 NET SALES
1 CLUBS AND INSTITUTIONS 65%
2 HOME USE 35%



2
1

PRECOR 2003 NET SALES
1 NORTH AMERICA 80%
2 REST OF THE WORLD 20%



2
1

NEW PRODUCTS



S 3.55 The S 3.55 is a new in-home strength training system that provides a full workout for the body's different muscle groups. Special attention was paid to ease of use during the system's development. The S 3.55 features Converging Adjustable Motion™, which enables the user's arms to follow a more natural path on press exercises. The S 3.55 will enter the market in March.



EFX 5.17i The EFX 5.17i is an elliptical fitness crosstrainer designed for workouts at home, offering Precor's patented CrossRamp and a variety of programmed workouts. The unique elliptical motion minimizes impact to joints and lower back while exercising the muscles of the lower body - the key to effective aerobic exercise.



Sales of Suunto wristop computers rose by 5% during the year. Suunto's net sales in local currencies fell by 6%, as non-core third-party products were eliminated from the Company's product range and the diving equipment market declined. Suunto aims to become the world's most desired sports instrument brand.



SPORTS INSTRUMENTS

PAGES 30-33



Suunto's net sales fell by 10% to EUR 76.6 million. Operating profit also fell by 29% to EUR 7.5 million. Net sales in local currencies were down 6%. The regional breakdown of net sales was North America 37% and Europe 50%. Sales remained flat in North America but fell by 5% in Europe.

Sales of wristop computers rose by 5%. The growth was held back by delays in the shipment of the Suunto M9 for mariners and the Suunto G9 for golfers. Sales of diving instruments declined by 6% as the diving equipment market contracted. However, bucking the general trend in the market, sales of Suunto diving instruments picked up in the second half of the year. Wristop computers and diving instruments accounted for a higher portion of Suunto's net sales: 64% in 2003 compared with 60% in the previous year.

In early 2003 Suunto's European central warehousing function was relocated to Amer Sports' new logistics centre in Überherrn, Germany.

In March 2003 Suunto sold its wholly owned subsidiary Ilotulitus Oy to Truebell Plc. The net sales of Ilotulitus Oy in 2002 were EUR 2.8 million.

Suunto wristop computers are divided into three product series. The 3 series is a line of less expensive products with basic functions designed for a wide range of users. The 6 series has more complex functions and is designed for the active sports







participant, and the 9 series is intended for competition and professional use. Several new sports wristops across the product series were introduced to the market during the year. For instance, the Suunto X3HR heart rate monitor was launched in the 3 series. It is not only a heart rate monitor but also measures cumulative ascent and descent, and other performance and environmental data. The measurement data can be read both during performance and afterwards from the instrument's logs.

In January 2003 Suunto announced a product development partnership with Microsoft. As a result of this collaboration, the new Suunto n3 wristop computer was launched in the North American market at the beginning of 2004. The Suunto n3 can receive text messages and other user-defined information from the Internet.

In 2004, Suunto will launch a number of new wristops providing active sports participants with information on their sports performance and environment. Suunto's new generation of wristop computers emphasizes three different levels of information processing and presentation: measuring and displaying real-time information in action, recording and downloading data for post-performance analysis on a personal computer, and comparing performance and sharing experiences with other users on the suuntosports.com website. These three dimensions of usage are featured in all Suunto 6 series and 9 series wristops.

Suunto's net sales and operating profit in local currencies are expected to rise in 2004. Especially sales of wristops are expected to grow, boosted by new product launches. Sales of diving instruments are also expected to rise. North America is a particularly important market as far as Suunto's growth is concerned. North American sales will be boosted by the launch of n-series wristops and the expansion of distribution from sports shops to electronics stores.

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
NET SALES	76.6	85.3	-10%
OPERATING PROFIT	7.5	10.5	-29%
% OF NET SALES	9.8	12.3	
RETURN ON CAPITAL EMPLOYED (ROCE), %	27.9	34.6	
PERSONNEL AT YEAR END	519	577	



RESEARCH AND DEVELOPMENT

In Suunto sports wristops that measure variation in the user's heart rate the data is transferred over a short-range WLAN (Wireless Local Area Network). Using this personal data communications network, information can be transferred without interference between the user, sports equipment and wristop computer. The range of the WLAN is a few metres. The first wristop device to make use of the technology is the Suunto t6 wristop computer. The same technology is also being exploited in Atomic's Neox EBM 412 electronic ski binding, in which a WLAN transmits information from sensors in the heel bindings to processing units located in the toe bindings and ensures that the boots are securely fastened to the skis.

SUUNTO
NET SALES


EUR MILLION
59.9
70.2
83.4
85.3
76.6
99
00
01
02
03

SUUNTO
2003 NET SALES

1 WRISTOP COMPUTERS 35%
2 DIVING INSTRUMENTS 29%
3 OTHER PRODUCTS 36%


1
2
3

SUUNTO
2003 NET SALES

1 EUROPE 50%
2 NORTH AMERICA 37%
3 REST OF THE WORLD 13%


1
2
3

NEW PRODUCTS


154
24.30.5
avg 137
SUUNTO

SUUNTO t6 The Suunto t6 offers sports enthusiasts a new way to measure the effectiveness of training: EPOC. EPOC, or Excess Post-Exercise Oxygen Consumption, is an indicator of the oxygen deficit caused by physical exertion and thus a measure of exercise intensity and recovery. The Suunto t6 wristop enables the sports enthusiast to monitor his or her performance in real-time and also to download the recorded data to a personal computer for more detailed post-performance analysis. EPOC is calculated from heart rate variation. Earlier such accurate measurements were only possible in laboratory condi-


9:30 11/5
56°F
Currently
Seattle

SUUNTO n3 The Suunto n3 receives a wide variety of user-defined information from the Internet: news, sports scores, weather forecasts, stock quotes, etc. The device also has a radio-updated calendar, a text message receiver and a number of sports wristop features such as programmable timing functions. The Suunto n-series is targeted at the North American market. The radio receiver solution developed by Microsoft is available in the 100 biggest cities in the USA and Canada.

SALES AND DISTRIBUTION

A broad portfolio of sports, global brands with real appeal to consumers, close collaboration with the sports equipment trade, and a full understanding of how the sports equipment industry works form the bedrock of Amer Sports' international sales and distribution network.

The consolidation and internationalization of the sports equipment trade continues. Large sports equipment chains expect their suppliers to provide continuously developing international brands with genuine consumer appeal. The sports equipment trade places a high value on its suppliers' knowledge of the sports equipment market and their expertise in sports. In addition to these, reliability, punctuality and speed have become increasingly important competitive advantages for sports equipment suppliers.

Our broad portfolio of sports makes us an important year-round supplier of products to the sports equipment trade and promotes the establishment of lasting business relationships. Our extensive sales and distribution network enables us to bring new products to market simultaneously all over the world.

EXPERTISE IN SPORTS AND LOCAL MARKETS

The sports equipment in Amer Sports' product range is sold globally and the Group's own sales companies are represented in no fewer than 26 countries. Elsewhere, distribution is handled by independent importers and distributors who work closely with Amer Sports' business areas.

Amer Sports' local organizations are responsible for the sales and distribution of the Group's sports equipment in their own markets. The Amer Sports sales and distribution companies have experienced experts in every sport. The local personnel also know the consumers of their own markets and areas, and are thus able to adapt both products and marketing to the needs and conditions in each market area. This marketing expertise is also exploited in research and product development work.

The US sports equipment market is characterized by the large number of specialist stores, and for that reason Wilson, Atomic, Suunto and Precor have their own sales companies in the United States. Nevertheless, the consolidation of the sports equipment trade demands a con-

REGIONAL BREAKDOWN OF AMER SPORTS' NET SALES, 1999-2003

EUR MILLION	1999	2000	2001	2002	2003
NORTH AMERICA	420.8	558.0	562.1	558.5	562.7
EUROPE	201.5	262.0	281.8	291.1	303.1
JAPAN	54.4	68.2	60.6	56.2	49.8
ASIA PACIFIC	24.2	30.9	35.9	34.8	38.4
REST OF THE WORLD	31.3	44.4	47.7	46.9	41.1
TOTAL	732.2	963.5	988.1	987.5	995.1

(Excluding Tobacco)




AMER SPORTS
ATOMIC


TEAM

sistent approach and the coordinated management of key customer relationships, so the sales companies in the United States now work together more closely.

EXPANDING NETWORK

Amer Sports established its own sales and distribution company in Switzerland during 2003.

Precor's fitness equipment was integrated into Amer Sports' sales in Germany, Austria and Japan. The integration process will continue in those countries where it is suitable.

Atomic's products will join those of Wilson and Precor in Amer Sports Japan's expanded offering. At present Atomic's distribution in Japan is handled by ASICS Japan, but from the 2004/2005 season the distribution of winter sports equipment in Japan will be transferred to the local Amer Sports company.

AMER SPORTS ATHLETES 2003

1. Venus Williams 2. Ueli Kestenholz 3. Martin Koukal 4. Josh Beckett 5. Matti Hautamäki 6. Padraig Harrington 7. Seth Wescott 8. Max Mirnyi 9. Didier Cuche 10. Jarkko Nieminen 11. Michael Walchhofer 12. Roger Federer 13. Jonas Björkman and Todd Woodbridge 14. Ivan Rodrigues 15. Stephan Eberharter



Top athletes make a crucially important contribution to Amer Sports' R&D. Their expertise and experience help us to develop the very best equipment.

16. Taylor Dent 17. Daron Rahlves 18. Janne Ahonen 19. Hermann Maier 20. Serena Williams 21. Gaston Gaudio 22. Anders Boesen 23. Martina Glagow 24. Jesper Parnevik 25. Gabriel Batistuta 26. Kalle Palander 27. Justine Henin-Hardenne



16
17
18
19
20
21
22
23
24
25
26
27

TOBACCO

NET SALES


EUR MILLION
93.5
95.4
103.9
114.4
109.3
99
00
01
02
03

KEY INDICATORS

EUR MILLION	2003	2002	CHANGE
GROSS SALES	608.3	648.4	-6%
EXCISE TAX	391.1	418.3	-7%
NET SALES	109.3	114.4	-4%
OPERATING PROFIT	9.5	9.2	3%
% OF NET SALES	8.7	8.0	
PERSONNEL AT YEAR END	323	346	

Amer Tobacco's market position in Finland remained strong. With the market in decline and price competition continuing to be fierce, net sales fell by 4% to EUR 109.3 million. Operating profit rose by 3% to EUR 9.5 million. In January 2004, Amer Group decided to withdraw from its non-core tobacco business, and Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's manufacturing and marketing license. Production will end on 26 March 2004.

The Finnish tobacco market continued to decline slightly. The contraband trade is estimated to have stabilized at about the 20% level on the Finnish cigarette market. The legitimate market was worth approximately EUR 1 billion at retail prices.

Amer Tobacco's net sales fell by 4% to EUR 109.3 million. In addition to the general market decline, the Division's net sales were depressed by the increased popularity of low-priced products and the trade's partial purchasing boycott that arose as a consequence of a price reduction affecting the L&M product family. Operating profit rose by 3% to EUR 9.5 million. The growth of operating profit was influenced by lower raw material costs due to the weakness of the US dollar, improved internal efficiency, and increased sales of Belmont and Marlboro as a consequence of the L&M purchasing boycott.

On the Estonian market, the company's own Trend cigarette product became the country's leading brand with a 15% market share. The net sales of the Estonian subsidiary were EUR 4.3 million.

SOCIAL RESPONSIBILITY

A total of EUR 487.3 million in taxes on Amer Tobacco's products was paid to the Finnish State. Taxes accounted for an average of 76% of retail cigarette prices, which is higher than the EU average.

Neither Amer Group Plc nor Amer Tobacco Ltd are involved in any litigation concerning tobacco products. According to an advance ruling issued by the Supreme Court in 2001, the manufacturers of tobacco products were not liable to pay compensation for diseases caused by smoking.

The company recognizes that smoking plays a causal role in the development of certain diseases such as lung cancer, larynx cancer and pulmonary emphysema. A far greater number of smokers than non-smokers develop these diseases.

AMER GROUP'S WITHDRAWAL FROM THE TOBACCO BUSINESS

In November 2003, Amer Group announced that it was reviewing the possibility of withdrawing from its non-core tobacco business. In January 2004, Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration from Philip Morris will be EUR 29 million and the estimated positive impact on Amer's operating profit in the first quarter of 2004 EUR 18 million. Additionally, Philip Morris will purchase the products and raw materials in stock after an inventory is made on 26 March 2004. Amer Tobacco's exclusive right to manufacture and sell Philip Morris products in Finland will end on 26 March 2004.

Amer Tobacco has held the exclusive right to manufacture and sell Philip Morris cigarettes since 1962.

FINANCIAL STATEMENTS

REPORT OF THE BOARD OF DIRECTORS

Amer Group's net sales in 2003 were similar to 2002's with a good level of profitability being achieved. Cash flow from operating activities was also good and the balance sheet remained strong.

Conditions in the sports equipment market were challenging in 2003. In the first half of the year the market suffered from weak demand for sports equipment, especially in the United States. Signs of a pick up in demand were observed in the final quarter, and Amer Group believes that demand will be somewhat brisker in 2004.

In late 2002 Amer acquired Precor, a fitness equipment manufacturer, and following its successful integration into the Group, it achieved the best result in its history in 2003. Team Sports also continued to perform well. However, the golf equipment market remained very competitive, and the Golf Division's sales fell and it became unprofitable.

In November Amer began negotiations concerning its withdrawal from the tobacco business. This will be completed on 26 March 2004, whereupon Amer Group will be a pure sports equipment company focused on achieving its goal of becoming the world leader in its field.

NET SALES AND OPERATING PROFIT

The Group's net sales were EUR 1,104.4 million (2002: EUR 1,101.9 million). The acquisition of the US fitness equipment manufacturer Precor in late 2002 boosted net sales by EUR 137.5 million in 2003. Foreign exchange rate movements reduced net sales by EUR 103.0 million during the year, due mainly to strengthening of the euro against the US dollar.

Net sales by market area were as follows: North America 51%, Europe 37%, Japan 5%, Asia Pacific 3% and the rest of the world 4%. Sales were flat in Europe and North America and rose by 10% in Asia Pacific. Sales declined in Japan by 11% and in the rest of the world by 12%. Net sales in local currencies rose by 18% in North America, by 3% in Europe and by 27% in Asia Pacific, but declined by 5% in Japan.

The Group's operating profit amounted to EUR 101.3 million (2002: EUR 103.0 million). The net effect of exchange rate movements on operating profit was slightly negative as the currency effect of consolidation could not be fully compensated. Due to competitive markets, the positive effect of cheaper dollar-denominated purchases was diluted by a slight reduction in selling prices in Europe. On the other hand, euro-denominated manufacturing costs could not be fully passed on in terms of selling prices in the United States.

NET SALES

EUR MILLION


826
1,087
1,100
1,102
1,104
99
00
01
02
03

OPERATING PROFIT

EUR MILLION


58.5
94.9
98.6
103.0
101.3
99
00
01
02
03

PROFIT BEFORE EXTRAORDINARY ITEMS

EUR MILLION


43.5
77.5
89.3
95.6
93.1
99
00
01
02
03

The inclusion of the Fitness Equipment Division for its first full year of ownership boosted operating profit by EUR 14.9 million (after goodwill amortization). The Group's operating profit as a proportion of net sales was 9.2% (2002: 9.3%). Profit before extraordinary items and taxes totaled EUR 93.1 million (2002: EUR 95.6 million) and net profit was EUR 64.7 million (2002: EUR 68.5 million). Earnings per share were EUR 2.77 (2002: EUR 2.95). Group operating profit included a gain of USD 23.0 million, i.e. EUR 20.5 million, following the amicable settlement of a patent litigation case in the United States.

Net financing expenses were EUR 8.2 million (2002: EUR 7.4 million), representing 0.7% of net sales.

Taxes for the 2003 financial year were EUR 28.0 million (2002: EUR 26.5 million). The tax rate rose from 28% to 30%.

Return on capital employed (ROCE) fell from 18.3% to 16.9%. Return on equity was down from 15.5% to 14.5%.

DIVISIONAL REVIEWS

The Racquet Sports Division's net sales in 2003 were EUR 210.9 million (2002: EUR 243.9 million). Operating profit was EUR 20.4 million (2002: EUR 25.6 million). Comparable net sales in local currencies fell by 2%. Sales picked up in the second half of the year, and comparable H2 net sales in local currencies were 4% up on the same period in 2002. Wilson strengthened its position as the No. 1 brand in tennis equipment. The company's global market share rose to 36% in tennis racquets and to 24% in tennis balls.

The Golf Division made an operating loss of EUR 11.4 million (2002: operating profit EUR 7.1 million) on net sales of EUR 158.5 million (2002: EUR 213.3 million). Comparable net sales in local currencies fell by 16%. Sales of golf balls weakened amidst fierce competition, and Wilson's market share in golf balls fell to 4%. The market share in golf clubs also fell to 4%. The primary goal for the Golf Division in 2004 is a return to profitability.

The Team Sports Division's net sales were EUR 183.6 million (2002: EUR 203.9 million) and its operating profit was EUR 21.1 million (2002: EUR 24.0 million). In local currencies, net sales rose by 7% and operating profit by 4%. Sales of baseball and softball bats rose by 21% and sales of basketballs by 10%. In November, Team Sports' baseball and softball businesses were expanded into training equipment with the acquisition of Athletic Training Equipment Company Inc. (ATEC). The acquisition price was USD 10.5 million. ATEC's net sales are about USD 11 million and the company is highly profitable.

In addition to sales of racquet sports, golf and team sports equipment, global sales of other products manufactured under license from Wilson totaled approximately EUR 120 million.

The 2002/2003 winter sports season began with poor snow conditions in Germany and Austria, which reduced the volume of re-orders received at the beginning of 2003. The Winter Sports Division's net sales fell by 6% to EUR 188.5 million (2002: EUR 201.6 million). Net sales in local currencies were down 3%. Operating profit was EUR 28.3 million (2002: EUR 39.6 million). Atomic retained its position as the world's No. 1 alpine ski brand. In December, the Company acquired Volant, an upmarket North American ski brand. The acquisition also included several ski technology patents. The Volant brand's annual net sales total approximately EUR 4 million.

Precor's first full year as Amer Sports' Fitness Equipment Division was a successful one. Net sales were EUR 177.0 million (pro forma 2002: EUR 202.4 million) and operating profit EUR 26.8 million (pro forma 2002: EUR 23.4 million). Comparable net sales in local currencies rose by 3% and operating profit was up significantly. The strongest growth was in sales of stationary cycles.

Suunto continued to focus on sports instruments and sales of Suunto wristop computers rose by 5% in 2003. Wristop computers and diving instruments accounted for 64% (2002: 60%) of Suunto's net sales. Net sales in local currencies fell by 6%, as non-core third-party products were eliminated from the company's product range and demand for diving instruments declined. Euro-denominated net sales fell by 10% to EUR 76.6 million (2002: EUR 85.3 million). Operating profit was EUR 7.5 million (2002: EUR 10.5 million).

In tobacco, the Finnish market contracted and Amer Tobacco's net sales fell by 4% to EUR 109.3 million (2002: EUR 114.4 million) as a result. Net sales were also depressed by the increased popularity of low-priced products and the impact of a price reduction affecting the L&M product family. Operating profit rose by 3% to EUR 9.5 million (2002: EUR 9.2 million) as the strength of the euro against the US dollar reduced raw material costs. The Company paid excise duty of EUR 391.1 million on cigarettes.

CAPITAL EXPENDITURE

The Group's gross capital expenditure on fixed assets was EUR 18.4 million (2002: EUR 24.1 million).

EUR million	2003	2002
Racquet Sports	3.2	6.0
Golf	2.3	1.3
Team Sports	1.8	5.0
Winter Sports	5.3	6.4
Fitness Equipment	3.1	0.5
Sports Instruments	1.1	2.3
Tobacco	1.2	1.7
Headquarters	0.4	0.9
Total	18.4	24.1

Investments in production accounted for most of the capital expenditure.

Amer Sports Europe Services GmbH built a logistics centre at Überherrn in Germany in December 2002. EUR 2.2 million of the investment was allocated to the 2003 financial year. Since January 2003 Suunto's shipments to all the main markets of Europe have been handled directly from Überherrn. Shipments of racquet sports and team sports equipment from Überherrn began in summer 2003.

Income from sales of real estate shares and other fixed assets totaled EUR 6.2 million during the year.

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 30.7 million (2002: EUR 23.9 million), representing 2.8% (2002: 2.2%) of net sales.

EUR million	2003	2002
Racquet Sports	4.6	5.4
Golf	3.5	4.5
Team Sports	1.7	2.0
Winter Sports	6.1	5.3
Fitness Equipment	8.8	1.7
Sports Instruments	6.0	5.0
Tobacco	-	-
Total	30.7	23.9

FINANCIAL POSITION AND CASH FLOW

The Group's financial position and liquidity remained strong during the year. Cash flow from operating activities after interest and taxes was EUR 88.6 million (2002: EUR 90.0 million). There was a net cash outflow relating to acquisitions and capital expenditure on fixed assets of EUR 23.8 million (net cash outflow 2002: EUR 177.8 million). Dividends totaling EUR 33.0 million (2002: EUR 25.9 million) were paid.

The Group's year-end net debt totaled EUR 140.6 million (2002: EUR 209.9 million). Exchange rate movements reduced net debt by EUR 33 million.

Most of the Group's financing is raised through the issuance of commercial paper. In January 2003 the Group's existing EUR 100 million commercial paper program was increased to EUR 200 million. The Group did not initiate any other significant new financing-related measures during the year.

At the end of 2003, EUR 32.2 million of the Group's debt matured after 12 months. In addition the Group had EUR 139 million of unused committed credit facilities, of which EUR 99 million will mature after 2004.

The equity ratio rose during the year to 50.5% (2002: 45.6%), and gearing was 31% (2002: 47%).

PERSONNEL

The number of Amer Group employees rose by 74. At the end of the year the Group had 4,013 (2002: 3,939) employees. The average number of employees during 2003 was 4,089 (2002: 3,827).

	31 Dec 2003	31 Dec 2002
Racquet Sports	614	562
Golf	799	805
Team Sports	530	505
Winter Sports	712	636
Fitness Equipment	471	464
Sports Instruments	519	577
Tobacco	323	346

The Parent Company, Amer Group Plc, had 45 (2002: 44) employees at the end of the year with an average of 45 (2002: 45) during the year.

At the end of the year, the Group had 1,554 employees in the United States, 652 in Finland, 590 in Austria and 1,217 in the rest of the world.

THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITOR

At the Annual General Meeting held on 20 March 2003 it was resolved that the Board of Directors would consist of six members. Of the Board Members whose terms of office were scheduled to expire, Mr Ilkka Brotherus and Mr Timo Maasilta were re-elected for the term 2003-2005 and Mr Tuomo Lähdesmäki was re-elected for the term 2003-2004. Mr Felix Björklund (term 2002-2004), Mr Pekka Kainulainen (term 2001-2003), and Mr Roger Talermo (term 2001-2003) continued to serve as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

SHARES

The Company had 12,314 registered shareholders at the end of the year. Nominees accounted for 47% (2002: 54%) of the total shares in issue.

The last Amer Group Plc share trade in 2003 on Helsinki Exchanges was executed at a price of EUR 34.35, representing a 2% decline over the year. Altogether 75% of the shares in issue changed hands during the year, with 17.1 million shares or 73% being traded on the Helsinki Exchanges, and 0.5 million or 2% on the London Stock Exchange. The share price was at its lowest in June and at its highest in January. In Helsinki, the share price high was EUR 36.50 and the low EUR 26.03, averaging EUR 30.07.

In June the Company was notified that Fidelity International Limited's holding of Amer Group Plc shares and voting rights had fallen to 9.90%. In October Fidelity International Limited reported that its holding had fallen to 4.97%.

The 1998 C warrants, the subscription period of which began on 1 January 2003, were listed on Helsinki Exchanges and combined with the A/B warrants as one security on 2 January 2003.

During the year a total of 257,500 new shares subscribed for on the basis of the 1998 A/B/C warrants scheme were registered, as a consequence of which Amer Group's share capital grew by EUR 1,030,000 in 2003. In December 2003 a total of 91,100 shares were subscribed for on the basis of the 1998 warrant scheme. Of these, 38,450 were registered in January 2004 and 52,650 will be registered in February 2004. After the corresponding increases in share capital, the number of shares that can still be subscribed for on the basis of the 1998 warrant scheme is 382,900.

The Annual General Meeting held on 20 March 2003 approved a new warrant scheme. By the end of the subscription period all 550,000 warrants of the 2003 scheme had been subscribed. The subscription period was 10 April – 30 June 2003. Each warrant may be exercised to subscribe for one Amer Group Plc share. The share subscription period is 1 January 2006 – 31 December 2008 and the subscription price is EUR 37.90.

The Annual General Meeting decided to reduce the maximum number of 2002 warrants to 572,500 and to cancel the 327,500 still undistributed warrants of that scheme. As a consequence of this decision, the Company's share capital may still increase by EUR 2,290,000 instead of EUR 3,600,000, and the number of issued shares may rise by 572,500 instead of 900,000.

The Annual General Meeting also decided to reduce the Company's share capital by EUR 3,873,200 by cancelling without charge 968,300 of its own shares held by the Company. However, the notice of registration of the share capital reduction was sent to the Trade Registry after the statutory one-month deadline, as a consequence of which the AGM's approval of the reduction was invalidated. As the cancelled shares are held by the Company, the failure to register the reduction in time has no effect on the Company's business or its financial standing. The Board of Directors decided that the matter would be resubmitted to the 2004 Annual General Meeting and that no Extraordinary General Meeting would be convened for that purpose.

At the end of the year the Company held 968,300 own shares, representing 4% of the share capital and votes.

At the end of the year, the number of the shares in issue was 24,453,520 and the share capital totaled EUR 97,814,080. The Company's year-end market capitalization excluding own shares was EUR 806.7 million.

At the end of the year under review the Board of Directors had no outstanding authorizations to issue shares.

AMER GROUP GAINS USD 23 MILLION FROM PATENT LITIGATION SETTLEMENT

Amer Group's results for the 2003 financial year includes a gain of USD 23 million, i.e. EUR 20.5 million, following the amicable settlement of a patent litigation case in the USA. The Life Fitness division of Brunswick Corporation paid the settlement amount in return for a sublicense to use Precor's patented technology in elliptical fitness equipment. In addition, Precor will receive royalties on all future sales of Life Fitness products in which the patented technology is used.

REORGANIZATION OF WILSON

In April 2003, Amer Sports initiated a reorganization of its Wilson businesses in the United States. Wilson's corporate functions were decentralized to the business areas, the management functions responsible for the sales of Wilson Golf and Wilson Racquet Sports in the US were combined, and Wilson's remaining golf club and bag assembly operations in the US were outsourced. The reorganization and associated adjustment of its cost structure to correspond to prevailing business and market conditions is expected to yield savings of about USD 12 million in 2004. 2003's results include additional costs of about EUR 4 million arising from this reorganization.

WITHDRAWAL FROM THE TOBACCO BUSINESS

In November, Amer Group announced that it was reviewing the possibility of withdrawing from its non-core tobacco business. On 26 November, Amer Tobacco Ltd began employer/employee negotiations in this respect. In January 2004, Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration from Philip Morris will be EUR 29 million and the estimated positive impact on Amer's operating profit in the first quarter of 2004 EUR 18 million. In addition, Philip Morris will also acquire Amer Tobacco's inventory following a physical count on 26 March 2004.

The exclusive right Amer Tobacco Ltd holds to produce and sell Philip Morris cigarettes in Finland will end on 26 March 2004. Altogether 250 jobs will be lost as a consequence of production being discontinued. Seventy Amer Tobacco staff will be transferred to Philip Morris as part of the agreement. Amer Tobacco's factory premises are not included in the deal. The transaction requires approval from the relevant competition authorities.

EVENTS FOLLOWING THE YEAR END

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International (FPI), a manufacturer of strength training equipment. The acquisition price was USD 11.8 million. FPI's main brand is Icarian and its product range includes single and multi-station selectorized equipment, natural motion models and plate equipment. FPI is a profitable company generating annual sales of approximately USD 13 million.

ClubCom, a provider of private television network systems and audio/video entertainment to clubs and fitness facilities, and Cardio Theater, ClubCom's video hardware and system division, were also acquired in January 2004. The total acquisition price was USD 22 million. The annual net sales of ClubCom and Cardio Theater are approximately USD 15 million, the majority of which is generated by Cardio Theater. Cardio Theater's operations are profitable, whereas ClubCom is still in an unprofitable development stage.

In January 2004, Amer Group reorganized its corporate management structure. The Group's Executive Team now comprises Mr Roger Talermo, President & CEO; Mr Pekka Paalanne, Senior Vice President & CFO; Mr Max Alfthan, Senior Vice President, Corporate Communications; and Mr Kari Kauniskangas, Senior Vice President, Sales & Distribution. Mr Paalanne also acts as Deputy to the President & CEO.

Working alongside the Executive Team is the Amer Sports Executive Board, which comprises representatives from the business areas and key corporate functions. A Management Team has also been established. This comprises the members of the Executive Team plus Mr Eero Alperi (MIS & Supply Chain Development), Ms Christel Berghäll (Human Resources), Mr Heikki Koponen (Legal Affairs), Mr Jari Melgin (Treasury & Investor Relations) and Mr Kai Tihilä (Business Planning & Control).

ADOPTION OF IFRS

The Commission of the European Union has ruled that all publicly listed companies in the EU must prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) by 2005 at the latest. Amer Group plans to switch to IFRS when the amended IAS 22 standard on business combinations comes into force. The standard is due to come into effect in the first quarter of 2004.

The introduction of IFRS rules will change Amer Group's accounting policies mainly as follows: goodwill amortization charges will be replaced by goodwill impairment testing, and the recognition policies for defined benefit pension plans will change. One-off valuation adjustments (e.g. with regard to pension plans) at the time of transition will weaken the equity ratio somewhat. The introduction of IFRS rules is expected to improve the 2004 result, as compared with the current accounting policies, primarily due to the abolition of annual goodwill amortization charges and changes to the recognition policies for defined benefit pension plans.

Amer Group applies hedge accounting complying with IFRS rules from 1 January 2004.

Before the publication of its first IFRS based quarterly results, Amer Group will announce how the new accounting rules will affect the Group's results, balance sheet and other reported figures.

OUTLOOK FOR 2004

Withdrawal from the tobacco business will complete Amer Group's evolution into a pure sports equipment company focused on achieving its goal of becoming the world leader in its field. With a strong cash flow and balance sheet as well as a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental well-being increase.

The global economy is showing signs of picking up, although its future progress is still subject to some uncertainty. The weakening of demand for sports equipment has bottomed out, and Amer believes that demand will start to rise slowly but steadily during 2004.

Amer Group aims to increase its net sales at an average annual growth rate of at least 10%. The primary focus is on organic growth, but the Company actively monitors structural change within the industry and is ready to make acquisitions that fit in with its strategy and thereby strengthen Amer Sports as a whole. The target for operating profit as a proportion of net sales is 10%.

The steps taken during 2003, such as Wilson's reorganization and strengthening of the supply chain, are expected to help Amer Group to achieve its financial goals. In 2003 Amer Sports' sales and distribution system was strengthened in Switzerland and Japan, and Precor is also starting to reap the benefits provided by Amer Sports' distribution network. In 2004 Amer Group will further strengthen its market position in all its business areas by launching innovative new products and making additional improvements to its distribution system.

The Racquet Sports Division's net sales and operating profit in local currencies are expected to rise in 2004, the biggest opportunities for business growth being in Europe and Japan. The primary goal for the Golf Division in 2004 is a return to profitability. The Golf Division's net sales in local currencies are expected to remain unchanged. Team Sports' net sales in local currencies are expected to grow due to new product launches and the benefits of the acquisition of ATEC. Operating profit is also expected to increase.

Winter Sports will continue to invest in the North American and Japanese snowboard and alpine skiing markets, which are thought to offer the best growth opportunities, and net sales and operating profit in local currencies are expected to rise in 2004. Recent acquisitions have further strengthened Precor's position as a full-line supplier of fitness equipment. Its offering now ranges from elliptical fitness equipment and strength training systems to in-club entertainment services. The Fitness Equipment Division's net sales in local currencies are expected to rise substantially. Operating profit is also expected to increase. Suunto's net sales and operating profit in local currencies are expected to rise in 2004. In particular, sales of wristop computers are expected to grow, boosted by new product launches, and also sales of diving instruments are expected to rise.

Amer Group's sports equipment business's net sales and operating profit in local currencies are expected to be clearly higher than in 2003 (excluding the 2003 patent litigation settlement). Amer Group will withdraw from its tobacco business on 26 March 2004, and Amer Tobacco is expected to contribute an operating profit of about EUR 18 million in 2004.

PROPOSED DIVIDEND

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. The Board of Directors will therefore propose to the Annual General Meeting that a dividend of EUR 1.40 (2002: EUR 1.40) per share be paid for the 2003 financial year, representing 53% of the profit for the financial year. The dividend will be paid to all those included on the list of shareholders kept by the Finnish Central Securities Depository on the record date (22 March 2004). The Board of Directors will propose to the Annual General Meeting that the dividend be paid on 29 March 2004.

EARNINGS PER SHARE, EUR


1.72
2.70
2.90
2.95
2.77
99
00
01
02
03

RETURN ON SHAREHOLDERS' EQUITY, %


11.4
16.1
15.6
15.5
14.5
99
00
01
02
03

RETURN ON INVESTMENT, %


12.0
15.8
16.8
17.8
16.7
99
00
01
02
03

OPERATING PROFIT % OF NET SALES


7.1
8.7
9.0
9.3
9.2
99
00
01
02
03

NET SALES BY BUSINESS AREA

EUR million	**2003**	%	2002	Change %
Racquet Sports	210.9	19	243.9	-14
Golf	158.5	14	213.3	-26
Team Sports	183.6	17	203.9	-10
Winter Sports	188.5	17	201.6	-6
Fitness Equipment	177.0	16	39.5	
Sports Instruments	76.6	7	85.3	-10
Tobacco	109.3	10	114.4	-4
Total	1,104.4	100	1,101.9	

OPERATING PROFIT BY BUSINESS AREA

EUR million	**2003**	**% of net sales**	2002	% of net sales
Racquet Sports	20.4	10	25.6	10
Golf	-11.4	-	7.1	3
Team Sports	21.1	11	24.0	12
Winter Sports	28.3	15	39.6	20
Fitness Equipment	26.8	15	6.3	16
Sports Instruments	7.5	10	10.5	12
Tobacco	9.5	9	9.2	8
Headquarters	-6.6	-	-9.2	-
Group goodwill	-14.8	-	-10.1	-
Patent settlement	20.5	-	-	-
Total	101.3	9	103.0	9

GEOGRAPHIC BREAKDOWN OF NET SALES

EUR million	**2003**	%	2002	Change %
North America	562.7	51	558.5	1
Finland	100.2	9	109.5	-8
Rest of Europe	312.2	28	296.0	5
Japan	49.8	5	56.2	-11
Asia Pacific	38.4	3	34.8	10
Rest of the world	41.1	4	46.9	-12
Total	1,104.4	100	1,101.9	

EQUITY RATIO, %



44
47
51
46
50
99
00
01
02
03

GEARING, %



39
35
26
47
31
99
00
01
02
03

CAPITAL EXPENDITURE

EUR MILLION



78.7
57.2
24.2
192.5
30.3
99
00
01
02
03
ACQUISITIONS
OTHER

PERSONNEL AT YEAR END



4,223
4,327
3,734
3,939
4,013
99
00
01
02
03

PERSONNEL BY BUSINESS AREA

	At year end		Average	
	2003	2002	**2003**	2002
Racquet Sports	614	562	583	549
Golf	799	805	841	930
Team Sports	530	505	535	547
Winter Sports	712	636	739	752
Fitness Equipment	471	464	466	77
Sports Instruments	519	577	545	569
Tobacco	323	346	335	358
Headquarters	45	44	45	45
Total	4,013	3,939	4,089	3,827

PERSONNEL BY COUNTRY

	At year end	
	2003	2002
USA	1,554	1,578
Finland	652	686
Austria	590	540
Canada	176	231
Germany	172	117
UK	168	168
Mexico	100	95
Japan	99	81
Malta	52	53
France	47	63
Rest of the world	403	327
Total	4,013	3,939

QUARTERLY NET SALES

EUR million	**2003** IV	**2003** III	**2003** II	**2003** I	2002 IV	2002 III	2002 II	2002 I
Racquet Sports	37.8	57.5	58.7	56.9	39.3	60.2	70.6	73.8
Golf	22.6	32.2	61.1	42.6	28.5	39.2	79.4	66.2
Team Sports	40.4	38.6	41.5	63.1	41.9	41.4	48.6	72.0
Winter Sports	72.0	83.3	7.2	26.0	65.4	93.8	11.3	31.1
Fitness Equipment	48.4	42.8	34.4	51.4	39.5	-	-	-
Sports Instruments	20.7	16.4	19.4	20.1	23.5	17.7	22.6	21.5
Tobacco	25.7	30.3	29.5	23.8	28.0	31.3	30.3	24.8
Total	267.6	301.1	251.8	283.9	266.1	283.6	262.8	289.4

QUARTERLY OPERATING PROFIT

EUR million	**2003** IV	**2003** III	**2003** II	**2003** I	2002 IV	2002 III	2002 II	2002 I
Racquet Sports	1.9	7.8	6.9	3.8	3.2	6.6	9.5	6.3
Golf	-8.1	-5.6	4.4	-2.1	-3.6	-2.1	12.9	-0.1
Team Sports	3.6	2.6	4.0	10.9	3.2	2.5	6.6	11.7
Winter Sports	16.0	24.9	-9.0	-3.6	16.6	31.3	-6.8	-1.5
Fitness Equipment	7.5	7.5	2.9	8.9	6.3	-	-	-
Sports Instruments	1.6	1.9	1.8	2.2	3.7	2.1	3.1	1.6
Tobacco	2.0	2.8	3.2	1.5	1.9	2.3	3.3	1.7
Headquarters	-1.9	-1.2	-1.0	-2.5	-2.1	-1.9	-3.1	-2.1
Group goodwill	-3.6	-3.7	-3.7	-3.8	-3.4	-2.1	-2.3	-2.3
Patent settlement	-	20.5	-	-	-	-	-	-
Total	19.0	57.5	9.5	15.3	25.8	38.7	23.2	15.3

FIVE YEAR REVIEW

EUR million	2003	Change %	2002	2001	2000	1999
Net sales	1,104.4		1,101.9	1,099.8	1,086.6	825.7
Overseas sales	1,004.2	1	992.4	985.1	967.9	736.5
Depreciation	38.7	13	34.4	34.9	38.8	33.0
Research and development costs	30.7	28	23.9	22.8	21.3	10.9
% of net sales	3		2	2	2	1
Operating profit	101.3	-2	103.0	98.6	94.9	58.5
% of net sales	9		9	9	9	7
Net financing expenses	-8.2	11	-7.4	-9.3	-17.4	-15.0
% of net sales	1		1	1	2	2
Profit before extraordinary items	93.1	-3	95.6	89.3	77.5	43.5
% of net sales	8		9	8	7	5
Profit before taxes	93.1	-3	95.6	89.3	77.5	43.5
% of net sales	8		9	8	7	5
Taxes	28.0	6	26.5	20.5	11.6	1.9
Capital expenditure	30.3	-84	192.5	24.2	57.2	78.7
% of net sales	3		17	2	5	10
Divestments	6.2	-58	14.7	12.7	15.1	5.2
Fixed assets	439.2	-14	509.8	435.8	448.6	417.9
Inventories	136.9	-12	156.4	155.2	161.3	141.7
Receivables	309.5		308.2	282.4	282.0	245.8
Liquid funds	27.1	-18	33.1	28.5	40.6	69.8
Shareholders' equity and minority interest	472.9		473.4	469.3	448.8	384.3
Interest-bearing liabilities	167.7	-31	243.0	143.0	195.2	221.5
Interest-free liabilities	272.1	-7	291.1	289.6	288.5	269.4
Balance sheet total	912.7	-9	1,007.5	901.9	932.5	875.2
Return on investment (ROI), %	16.7		17.8	16.8	15.8	12.0
Return on shareholders' equity (ROE), %	14.5		15.5	15.6	16.1	11.4
Equity ratio, %	50		46	51	47	44
Debt to equity ratio	0.4		0.5	0.3	0.4	0.6
Gearing, %	31		47	26	35	39
Average personnel	4,089	7	3,827	4,015	4,379	3,834
Average personnel outside Finland	3,407	9	3,135	3,318	3,661	3,429

Calculation of key indicators, see page 61

INCOME STATEMENT

EUR million	Note	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
NET SALES		1,104.4	1,101.9	-	-
Change in inventories of finished goods increase (+), decrease (-)		-1.8	-7.8	-	-
Production for own use		11.1	12.7	-	-
Other operating income		28.5	7.7	4.1	12.7
EXPENSES					
Materials and supplies:					
Purchases during the period		536.8	533.0	-	-
Increase (-) or decrease (+) in inventories		0.5	-11.0	-	-
External charges		32.3	29.0	-	-
Total materials and supplies		569.6	551.0	-	-
Wages, salaries and social expenditure	1)	196.1	195.7	3.6	5.2
Depreciation	2)	38.7	34.4	0.7	0.8
Other expenses		236.5	230.4	5.8	7.2
Total expenses		1,040.9	1,011.5	10.1	13.2
OPERATING PROFIT/LOSS		101.3	103.0	-6.0	-0.5
Financing income and expenses	3)	-8.2	-7.4	30.6	65.0
PROFIT BEFORE EXTRAORDINARY ITEMS		93.1	95.6	24.6	64.5
Group contribution		-	-	14.7	11.9
PROFIT BEFORE APPROPRIATIONS AND TAXES		93.1	95.6	39.3	76.4
Appropriations		-	-	-0.2	0.7
Taxes	4)	-28.0	-26.5	-4.5	0.2
Minority interest		-0.4	-0.6	-	-
NET PROFIT FOR THE PERIOD		64.7	68.5	34.6	77.3

CASH FLOW STATEMENT

EUR million	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
CASH FLOW FROM OPERATING ACTIVITIES				
Operating profit/loss	101.3	103.0	-6.0	-0.5
Depreciation	38.7	34.4	0.7	0.8
Other income and expenses not involving cash payments	-4.1	-1.4	-5.2	-8.9
Cash flow from operating activities before change in working capital	135.9	136.0	-10.5	-8.6
Increase (-) or decrease (+) in inventories	7.3	-5.2	-	-
Increase (-) or decrease (+) in short-term trade receivables	-24.5	-11.8	-0.1	0.9
Increase (+) or decrease (-) in interest-free short-term liabilities	5.3	1.6	0.1	0.3
Change in working capital	-11.9	-15.4	0.0	1.2
Cash flow from operating activities before financing items and taxes	124.0	120.6	-10.5	-7.4
Paid interest	-12.5	-8.1	-5.2	-12.7
Interest received from operations	5.2	3.2	4.9	2.7
Paid direct taxes	-28.1	-25.7	-1.8	-9.8
Financing items and taxes	-35.4	-30.6	-2.1	-19.8
Total cash flow from operating activities	88.6	90.0	-12.6	-27.2
CASH FLOW FROM INVESTING ACTIVITIES				
Company acquisitions	-11.9	-168.4	-	-
Investments in fixed assets	-18.4	-24.1	-0.4	-0.9
Income from sale of fixed assets	4.8	1.2	3.4	0.1
Other long-term investments	-	-	-41.3	-88.1
Income from sale of other long-term investments	1.4	13.5	1.2	13.5
Loans granted	-	-	-0.2	-
Interest received from investments	0.2	-	0.1	-
Dividends received from investments	0.1	-	27.0	17.1
Cash flow from investing activities	-23.8	-177.8	-10.2	-58.3
CASH FLOW FROM FINANCING ACTIVITIES				
Issue of shares	4.9	1.4	4.9	1.4
Change in short-term loans	48.6	158.0	55.9	126.8
Withdrawals of long-term loans	28.0	2.0	27.9	2.0
Current repayments of long-term loans	-139.6	-46.7	-139.4	-45.0
Change in short-term receivables	8.8	-8.4	102.6	-18.8
Dividend distribution	-33.0	-25.9	-32.6	-25.6
Group contribution paid	-	-	-5.1	-
Group contribution received	-	-	17.0	32.3
Other financing items *)	13.6	14.8	-3.5	11.8
Cash flow from financing activities	-68.7	95.2	27.7	84.9
CHANGE IN LIQUID FUNDS	-3.9	7.4	4.9	-0.6
Liquid funds				
Liquid funds at year end	27.1	33.1	10.0	5.1
Liquid funds at year beginning	31.0	25.7	5.1	5.7
Change in liquid funds	-3.9	7.4	4.9	-0.6

The above figures cannot be directly traced from the balance sheet due to acquisitions/divestments of subsidiaries and changes in rates of exchange.

*) Including for example cash flow from hedging intercompany balance sheet items

BALANCE SHEET

EUR million	Note	CONSOLIDATED		PARENT COMPANY	
ASSETS		**2003**	2002	**2003**	2002
FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS	7)				
INTANGIBLE FIXED ASSETS	5)				
Intangible rights		12.9	14.8	-	-
Goodwill		266.7	312.1	-	-
Other capitalised expenditure		6.3	6.1	-	-
		285.9	333.0	-	-
TANGIBLE FIXED ASSETS	5)				
Land and water		14.1	15.5	1.8	3.2
Buildings and constructions		52.6	61.3	12.9	14.9
Machinery and equipment		41.1	47.5	0.5	0.3
Other tangible fixed assets		0.6	0.7	0.6	0.6
Advances paid and construction in progress		1.7	1.5	-	-
		110.1	126.5	15.8	19.0
OTHER LONG-TERM INVESTMENTS					
Investments in subsidiaries	6)	-	-	402.2	353.3
Investments in associated companies		-	1.9	-	1.7
Other bonds and shares		4.2	4.1	4.7	3.8
Deferred tax assets	8)	12.0	14.7	-	-
Other receivables		2.1	4.7	1.5	1.5
Investments in own shares	9)	24.9	24.9	24.9	24.9
		43.2	50.3	433.3	385.2
TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS		439.2	509.8	449.1	404.2
CURRENT ASSETS					
INVENTORIES					
Raw materials and consumables		28.0	34.9	-	-
Work in progress		4.6	5.8	-	-
Finished goods		102.5	110.9	-	-
Advances paid		1.8	4.8	-	-
		136.9	156.4	-	-
RECEIVABLES					
Accounts receivable		236.6	251.1	0.1	0.1
Receivables from subsidiaries	10)	-	-	225.1	345.7
Loans receivable		0.3	0.6	0.2	-
Deferred tax assets	8)	7.3	9.6	-	-
Other receivables		26.7	17.0	0.4	0.4
Prepaid expenses and accrued income	11)	38.6	29.9	22.7	16.9
		309.5	308.2	248.5	363.1
MARKETABLE SECURITIES					
Other securities		1.0	-	1.0	-
CASH AND CASH EQUIVALENTS		26.1	33.1	9.0	5.2
TOTAL CURRENT ASSETS		473.5	497.7	258.5	368.3
ASSETS		912.7	1,007.5	707.6	772.5

BALANCE SHEET

EUR million		CONSOLIDATED		PARENT COMPANY	
SHAREHOLDERS' EQUITY AND LIABILITIES		**2003**	2002	**2003**	2002
SHAREHOLDERS' EQUITY	12)				
Share capital		97.8	96.8	97.8	96.8
Share issue		0.4	0.2	0.4	0.2
Premium fund		185.1	181.6	185.1	181.6
Revaluation fund		2.9	2.9	-	-
Fund for own shares		24.9	24.9	24.9	24.9
Retained earnings		94.1	95.3	126.2	83.2
Net profit for the period		64.7	68.5	34.6	77.3
TOTAL SHAREHOLDERS' EQUITY		469.9	470.2	469.0	464.0
MINORITY INTEREST		3.0	3.2	-	-
ACCUMULATED APPROPRIATIONS					
Accumulated depreciation in excess of plan	13)	-	-	1.0	0.7
PROVISION FOR CONTINGENT LOSSES					
Provision for pension liability		1.4	2.1	0.1	0.3
Provision for tax liability		1.5	-	-	-
Other provisions for contingent losses	14)	26.6	17.8	-	-
TOTAL PROVISION FOR CONTINGENT LOSSES		29.5	19.9	0.1	0.3
LIABILITIES	15)				
LONG-TERM LIABILITIES	16)				
Loans from financial institutions		25.7	40.6	25.8	39.7
Pension loans		4.6	5.7	4.2	5.2
Deferred tax liabilities	8)	19.3	12.6	-	-
Other long-term debt	17)	4.7	6.6	-	1.5
		54.3	65.5	30.0	46.4
SHORT-TERM LIABILITIES					
Interest-bearing liabilities	18)	135.5	194.8	134.0	193.2
Accounts payable		73.6	72.2	0.2	0.2
Payables to subsidiaries	19)	-	-	69.0	63.9
Deferred tax liabilities	8)	0.1	2.2	-	-
Other short-term liabilities	20)	52.2	56.7	0.2	-
Accrued liabilities	21)	94.6	122.8	4.1	3.8
		356.0	448.7	207.5	261.1
TOTAL LIABILITIES		410.3	514.2	237.5	307.5
SHAREHOLDERS' EQUITY AND LIABILITIES		912.7	1,007.5	707.6	772.5

ACCOUNTING POLICIES

The results are prepared in accordance with Finnish law. The results are reported in euros using the historical cost convention, modified by the revaluation of certain fixed assets.

Principles of consolidation

The consolidated results include all Finnish and foreign subsidiaries in which the Parent Company owns directly or indirectly more than 50% of the voting rights and associated companies in which the Group holds 20 to 50% of the voting rights. The results of companies acquired during the financial year under review are included in the Group's accounts from the date of acquisition. The results of discontinued operations are included up to the date of disposal.

Subsidiaries' results are consolidated using the acquisition accounting method. The difference between the acquisition cost and the underlying value of net assets of subsidiaries acquired is partly written off against the subsidiaries' fixed assets. The proportion exceeding current values is stated as a separate goodwill item. The goodwill arising on acquisitions is amortized over its useful life. This varies from five to twenty years depending on the strategic significance of the asset. However, the goodwill of Wilson Sporting Goods Co. is amortized, as originally planned, over a period of 40 years.

All intercompany transactions are eliminated. Minority interests are separated from profits and are presented in the income statement. Minority interests are also shown as a separate balance sheet item.

Associated companies are accounted for in the consolidated results using the equity accounting method. The Company's share of its associated companies' profit is included in the consolidated income statement taking into account dividends received and goodwill amortised. The Group's share of post acquisition net reserves is added to the cost of associated company investments and to retained earnings in the consolidated balance sheet.

Net sales

Net sales represent the invoiced value of goods sold and services provided, less excise tax, value added tax and discounts and adding or deducting currency differences.

Inventories and work in progress

Inventories and work in progress are stated at the lower of cost or realisable value. Cost is determined on a first-in-first-out basis. The cost of manufactured products includes direct labour and a proportion of production overheads.

Realisable value is the amount which can be realised in the normal course of business after allowing for selling costs.

Foreign currencies

The Parent Company and its subsidiaries record foreign currency transactions at the rates of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the average rate of exchange confirmed by the European Central Bank in effect at the balance sheet date.

Exchange rate gains and losses related to financing operations are reported at their net values as financing income and expenses.

Changes in the value of instruments used to hedge against currency and interest rate risks are recognised in the income statement and accrued interest is reported as financing income and expenses. Open hedging instruments are valued at the average rate of exchange prevailing at the balance sheet date. They are presented in the income statement at that date except for forward contracts relating to the Group's net cash flow, which are presented in the income statement when the cash flow is received.

Financial risk management, see pages 62-63.

Foreign Group companies

Foreign subsidiaries' assets and liabilities are translated into euros at the rates of exchange confirmed by the European Central Bank in effect at the balance sheet date. Foreign subsidiaries' income statements have been translated into euros using average exchange rates during the financial year. Exchange rate differences arising on the translation of foreign subsidiaries' opening equity are charged to retained earnings.

Foreign subsidiaries' equity is partly hedged applying the equity hedging method using currency-denominated financial instruments. Exchange rate differences from these operations are matched against each subsidiary's translated equity.

The following exchange rates have been used in the Group's consolidated accounts:

	Income Statement		Balance Sheet	
	2003	2002	12/03	12/02
USD	1.13	0.94	1.26	1.05
CAD	1.58	1.48	1.62	1.66
JPY	130.97	118.07	135.05	124.39
GBP	0.69	0.63	0.70	0.65

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The balance sheet values of certain land, building and other investments also include revaluation, which is presented in the notes to the balance sheet.

Depreciation is calculated on a straight-line basis in order to write off the cost or revalued amounts of fixed assets over their expected useful lives, which are as follows:

Intangible rights and other capitalised expenditure	5-15 years
Goodwill	5-40 years
Buildings	40 years
Machinery and equipment	3-10 years

Land is not depreciated.

Provision for contingent losses

Future costs and losses which the company has an obligation to settle and which are certain or likely to occur are disclosed in the income statement under an appropriate expense heading. They are presented in the balance sheet as provisions for contingent losses when the precise amount or timing is not known. In other cases they are presented as accrued liabilities.

Leasing

Leasing payments are primarily treated as rental expenses. Finance leasing agreements are stated as fixed assets on the one hand and as liabilities on the other. At the closing date there were no significant finance leasing agreements.

Research and development costs

Research and development costs are charged as expenses in the income statement in the period that they are incurred.

Pension liabilities

The pension and related fringe benefit arrangements of the Parent Company's and its domestic subsidiaries' employees are administered by a pension insurance company and recorded as determined by actuarial calculations and payments to the insurance company.

A minor part of the cost of supplementary pensions is borne directly by the Parent Company. Annual payments are expensed, and pension liabilities are included in the provision for contingent losses.

Foreign subsidiaries administer their pension schemes and record pension obligations according to local practice.

Extraordinary items

Extraordinary income and expenses arise from other than normal course of business, the items being material and non-recurring, for example profits and costs from sold operations.

Appropriations

Changes in depreciation difference comprised of appropriations in subsidiaries accounts are presented in the consolidated financial statements as a change in the deferred tax liability and as an adjustment to profit in accordance with each subsidiary's effective domestic tax rate.

The accumulated appropriations are presented in the consolidated balance sheet as a deferred tax liability and as retained earnings, and an allocation is made taking into account any minority interest.

Taxes

Taxes include taxes for the period calculated on the basis of profit for the period or the dividend distribution and in accordance with each company's domestic tax law. They also include paid or received taxes for prior periods.

Deferred tax assets or liabilities arising from temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are determined by applying the tax rate at the end of financial period or at the estimated date of tax payment. The most significant temporary differences arise from losses carried forward, depreciation differences, provisions for contingent losses, revaluation and intercompany profits in inventory. The deferred tax assets and liabilities arising from consolidation are recognised in the Group's balance sheet if it is probable that tax effects will occur. A deferred tax liability is recognised in relation to taxes that would be payable on unremitted earnings from subsidiaries if a profit distribution is likely to take place. A deferred tax asset arising from losses is recognised to the extent that it is probable that the losses can be utilised in future years. Changes in deferred tax assets and liabilities are charged to the income statement.

NOTES TO THE INCOME STATEMENT

EUR million	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
1. WAGES, SALARIES AND SOCIAL EXPENDITURE				
Wages and salaries	158.2	159.4	3.0	4.1
Social expenditure				
Pensions and pension fees	10.4	11.3	0.3	0.8
Other social security	27.5	25.0	0.3	0.3
	196.1	195.7	3.6	5.2
Salaries and remuneration of the Board of Directors and the Presidents,	6.5	6.4		
of which salaries and remuneration of the Presidents	6.3	6.2		

With the exception of the President, members of the Board do not have contractual retirement benefits with the Company.
The Parent Company's President and the Finnish subsidiary's President have retirement benefits with 60 years' retirement age.

EUR million	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
2. DEPRECIATION				
Depreciation according to plan				
Intangible rights	2.5	2.2	-	0.1
Goodwill	14.9	10.4	-	-
Other capitalised expenditure	1.2	0.8	-	-
Buildings and constructions	3.8	4.7	0.6	0.6
Machinery and equipment	16.3	16.3	0.1	0.1
	38.7	34.4	0.7	0.8
3. FINANCING INCOME AND EXPENSES				
Dividends received from subsidiaries	-	-	27.0	17.8
Other financing income on long-term investments	0.3	0.1	0.2	-
Other interest and financing income from subsidiaries	-	-	7.9	8.7
Other interest and financing income	5.4	3.5	5.1	3.1
Restoration of value on long-term investments	-	-	7.6	46.5
Value decrease on long-term investments	-1.9	-0.7	-	-0.4
Exchange rate losses	-0.6	-0.6	-4.6	-1.3
Interest and other financing expenses to subsidiaries	-	-	-1.8	-2.5
Other interest and financing expenses	-11.4	-9.7	-10.8	-6.9
	-8.2	-7.4	30.6	65.0
4. DIRECT TAXES				
Income taxes for the period	-17.8	-20.1	-1.2	-0.4
Income taxes for prior periods	-3.3	0.9	-3.2	0.7
Other direct taxes	-0.2	-0.1	-0.1	-0.1
Change in deferred tax liabilities	-6.7	-7.2	-	-
	-28.0	-26.5	-4.5	0.2
Income taxes on ordinary operations	-28.0	-26.5	-0.3	3.6
Income taxes on extraordinary items	-	-	-4.2	-3.4
	-28.0	-26.5	-4.5	0.2

5. FIXED ASSETS

GROUP

EUR million	Intangible rights	Goodwill	Other capitalised expenditure	Land and water	Buildings and constructions	Machinery and equipment	Other tangible fixed assets	Advances paid and construction in progress
Initial cost or revaluation,								
1 January 2003	33.1	394.9	13.1	15.5	101.0	208.6	0.7	1.5
Additions	0.6	0.1	0.2	0.2	1.7	10.5	-	5.1
Company acquisitions	1.8	5.1	-	-	0.2	1.0	-	-
Company divestments and disposals	-	-	-	-1.7	-4.5	-2.3	-	-
Transfers	-2.9	0.1	-	0.6	-0.6	-14.5	-0.1	-4.7
Exchange differences	-1.0	-49.4	-1.4	-0.5	-7.0	-19.7	-	-0.2
Balance, 31 December 2003	31.6	350.8	11.9	14.1	90.8	183.6	0.6	1.7
Accumulated depreciation,								
1 January 2003	18.3	82.8	7.0	-	39.7	161.1	-	-
Depreciation during the period	2.5	14.9	1.2	-	3.8	16.3	-	-
Company acquisitions	-	-	-	-	-	0.7	-	-
Company divestments and disposals	-	-	-	-	-2.1	-1.9	-	-
Transfers	-1.7	-	-1.7	-	-0.4	-17.6	-	-
Exchange differences	-0.4	-13.6	-0.9	-	-2.8	-16.1	-	-
Balance, 31 December 2003	18.7	84.1	5.6	-	38.2	142.5	-	-
Balance sheet value, 31 December 2003	12.9	266.7	6.3	14.1	52.6	41.1	0.6	1.7

PARENT COMPANY

EUR million	Intangible rights	Goodwill	Other capitalised expenditure	Land and water	Buildings and constructions	Machinery and equipment	Other tangible fixed assets	Advances paid and construction in progress
Initial cost or revaluation,								
1 January 2003	0.2	-	0.1	3.2	26.1	2.6	0.6	-
Additions	-	-	-	0.1	0.1	0.2	-	-
Disposals	-	-	-	-1.5	-2.8	-	-	-
Transfers	-	-	-	-	-	-0.1	-	-
Balance, 31 December 2003	0.2	-	0.1	1.8	23.4	2.7	0.6	-
Accumulated depreciation,								
1 January 2003	0.2	-	0.1	-	11.2	2.3	-	-
Depreciation during the period	-	-	-	-	0.6	0.1	-	-
Disposals	-	-	-	-	-1.3	-	-	-
Transfers	-	-	-	-	-	-0.2	-	-
Balance, 31 December 2003	0.2	-	0.1	-	10.5	2.2	-	-
Balance sheet value, 31 December 2003	-	-	-	1.8	12.9	0.5	0.6	-

6. INVESTMENTS IN SUBSIDIARIES AT 31 DECEMBER 2003

AMER GROUP PLC SUBSIDIARIES	Group holding %	Parent holding %	Book value, EUR million
Amer Sports Company, Chicago, USA	100	100	153.2
Athletic Training Equipment Company, Inc., Sparks, USA	100		
Atomic Ski USA, Inc., Amherst, USA	100		
Precor Incorporated, Woodinville, USA	100		
Wilson Sporting Goods Co., Chicago, USA	100		
Amer Sports Brazil LTDA., Sao Paulo, Brazil	100		
Amer Sports Canada Inc., Belleville, Canada	100		
Amer Sports Japan, Inc., Tokyo, Japan	100		
Amer Sports Korea, Ltd., Seoul, Korea	100		
Amer Sports Malaysia Sdn Bhd, Shah Alam, Malaysia	100		
Amer Sports Thailand Company Limited, Bangkok, Thailand	49 [1]		
Grupo Wilson, S.A. de C.V., Mexico City, Mexico	100		
Amer Sports Mexico, S.A. de C.V., Mexico City, Mexico	100		
Asesoria Deportiva Especializada, S.A. de C.V., Mexico City, Mexico	100		
Wilson Sporting Goods Australia Pty Ltd, Braeside, Australia	100		
Amer Sports Europe GmbH, Neuried, Germany	100	100	62.3
Amer Sports Czech Republic s.r.o., Prague, Czech Republic	100		
Amer Sports Deutschland GmbH, Neuried, Germany	100		
Amer Sports Europe Services GmbH, Neuried, Germany	100		
Amer Sports France S.A.S., Villefontainne, France	100	33	
Amer Sports Spain, S.A., Barcelona, Spain	100		
Amer Sports UK Limited, Irvine, UK	100		
Precor Products Limited, Berkshire, UK	100		
Precor GmbH, Neuried, Germany	100		
Amer Sports International Oy, Helsinki, Finland	100	100	67.1
Amer Sports Suomi Oy, Vantaa, Finland	100	100	0.9
Amer Sports Sverige AB, Malmö, Sweden	100		
Amer Sports Switzerland AG, Hagendorn, Switzerland	100	100	0.1
Amer Tobacco Ltd, Tuusula, Finland	100	100	2.1
Amer Tobacco As, Tallinn, Estonia	100		
Amera Oy, Helsinki, Finland	100	100	
Amernet Holding B.V., Rotterdam, The Netherlands	100	100	15.4
Atomic Austria GmbH, Altenmarkt, Austria	95	95	33.7
Suunto Oy, Vantaa, Finland	100	100	65.4
Amerb Oy, Helsinki, Finland	100		
Amerc Oy, Helsinki, Finland	100		
Meiga Innovations Oy, Helsinki, Finland	70		
Suunto Holding B.V., Rotterdam, The Netherlands	100		
Fitz-Wright Holdings Ltd., Langley, B.C., Canada	100		
Bare Sportswear Corp., Blaine, Washington, USA	100		
Fitz-Wright Company Ltd., Langley, B.C., Canada	100		
FitzWright Europe (Malta) Ltd., Zejtun, Malta	100		
Suunto AG, Biel, Switzerland	100		
Recta AG, Biel, Switzerland	100		
Suunto Benelux B.V., Tholen, The Netherlands	60		
Suunto USA Inc., Carlsbad, USA	100		
Ursuk Oy, Turku, Finland	60		
Varpat Patentverwertungs AG, Littau, Switzerland	100	100	2.0
Non-operating companies			-
Total			402.2

[1] 85% of votes

	CONSOLIDATED		PARENT COMPANY	
EUR million	**2003**	2002	**2003**	2002

7. REVALUATION INCLUDED IN FIXED ASSETS

Land and water	1.0	1.4	-	0.4
Buildings and constructions	0.7	1.4	-	0.7
Bonds and shares	0.6	0.6	0.6	0.6
	2.3	3.4	0.6	1.7

8. DEFERRED TAX ASSETS AND TAX LIABILITIES

Deferred tax assets				
Losses carried forward	3.2	4.4		
Other temporary differences	16.1	19.9		
	19.3	24.3		
Deferred tax liabilities				
Accumulated appropriations	3.7	2.1		
Other	15.7	12.7		
	19.4	14.8		

At 31 December 2003 there were losses carried forward of EUR 2.7 million (2002: EUR 4.0 million) for which no deferred tax asset was recognised.

9. INVESTMENTS IN OWN SHARES

Number	968,300	968,300	968,300	968,300
Accounted counter-value	3.9	3.9	3.9	3.9
Cost	24.9	24.9	24.9	24.9

10. RECEIVABLES FROM SUBSIDIARIES

Accounts receivable	-	-	0.1	0.1
Loans	-	-	210.0	328.6
Prepaid expenses	-	-	15.0	17.0
	-	-	225.1	345.7

11. PREPAID EXPENSES AND ACCRUED INCOME

Prepaid taxes	6.8	7.4	0.5	1.8
Prepaid interest	1.2	1.0	1.2	1.0
Prepaid advertising and promotion	1.6	2.5	-	-
Forward contracts' exchange rate differentials	19.0	12.9	20.7	14.1
Other	10.0	6.1	0.3	-
	38.6	29.9	22.7	16.9

12. SHAREHOLDERS' EQUITY

EUR million
GROUP

	Share capital	Share issue	Premium fund	Revaluation fund	Fund for own shares	Retained earnings	Total
Balance at 31 December 2001	96.5	0.1	180.5	2.9	24.9	153.2	458.1
Targeted share issue	0.3	0.1	1.1				1.5
Dividend distribution						-25.5	-25.5
Translation differences						-31.7	-31.7
Other						-0.7	-0.7
Net profit for the period						68.5	68.5
Balance at 31 December 2002	96.8	0.2	181.6	2.9	24.9	163.8	470.2
Targeted share issue	1.0	0.2	3.5				4.7
Write-down of revaluation						-1.7	-1.7
Dividend distribution						-32.6	-32.6
Translation differences						-37.2	-37.2
Other						1.8	1.8
Net profit for the period						64.7	64.7
Balance at 31 December 2003	97.8	0.4	185.1	2.9	24.9	158.8	469.9

Distributable earnings at 31 December 2003 EUR 151.1 million

PARENT COMPANY	Share capital	Share issue	Premium fund	Revaluation fund	Fund for own shares	Retained earnings	Total
Balance at 31 December 2001	96.5	0.1	180.5	-	24.9	108.7	410.7
Targeted share issue	0.3	0.1	1.1				1.5
Dividend distribution						-25.5	-25.5
Net profit for the period						77.3	77.3
Balance at 31 December 2002	96.8	0.2	181.6	-	24.9	160.5	464.0
Targeted share issue	1.0	0.2	3.5				4.7
Write-down of revaluation						-1.7	-1.7
Dividend distribution						-32.6	-32.6
Net profit for the period						34.6	34.6
Balance at 31 December 2003	97.8	0.4	185.1	-	24.9	160.8	469.0

13. ACCUMULATED DEPRECIATION IN EXCESS OF PLAN

EUR million	PARENT COMPANY **2003**	2002
Buildings and constructions	0.9	0.7
Machinery and equipment	0.1	-
	1.0	0.7

14. OTHER PROVISIONS FOR CONTINGENT LOSSES

Of the increase in other provisions, EUR 4.3 million relates to Wilson's reorganization costs in the USA. Provisions arising from Wilson Sporting Goods Co.'s environmental issues amount to EUR 1.5 million.

15. THE CURRENCY MIX OF INTEREST-BEARING LOANS AFTER SWAPS AT 31 DECEMBER 2003

USD	CAD	CHF	JPY	AUD
70%	15%	6%	5%	4%

16. INTEREST-BEARING LONG-TERM LIABILITIES

EUR million	Outstanding 31 Dec 03	Repayment dates 2004	2005	2006-2008	2009 and after
Loans from financial institutions	60.9	35.2	2.4	23.0	0.3
Pension loans	5.7	1.1	1.1	3.1	0.4
Other long-term debt	1.9	-	0.3	0.3	1.3
	68.5	36.3	3.8	26.4	2.0

EUR million	CONSOLIDATED **2003**	2002	PARENT COMPANY **2003**	2002
17. OTHER LONG-TERM DEBT				
Interest-bearing	1.9	1.9	-	-
Interest-free	2.8	4.7	-	1.5
	4.7	6.6	-	1.5
18. INTEREST-BEARING SHORT-TERM LIABILITIES				
Commercial Papers	97.2	49.5	97.2	49.5
Current repayments of long-term loans	36.3	143.7	36.0	143.0
Other interest-bearing short-term debt	2.0	1.6	0.8	0.7
	135.5	194.8	134.0	193.2
19. PAYABLES TO SUBSIDIARIES				
Short-term liabilities	-	-	68.7	58.7
Accrued liabilities	-	-	0.3	5.2
	-	-	69.0	63.9
20. OTHER SHORT-TERM LIABILITIES				
Excise tax	32.2	35.1	-	-
Value added tax	16.1	18.5	-	-
Direct taxes	1.1	0.2	-	-
Other interest-free liabilities	2.8	2.9	0.2	-
	52.2	56.7	0.2	-
21. ACCRUED LIABILITIES				
Accrued personnel costs	29.7	38.8	0.9	1.5
Accrued taxes	9.7	18.2	1.2	-
Accrued interest	1.6	1.8	1.6	1.8
Accrued rent	3.5	4.6	-	-
Accrued advertising and promotion	12.5	11.8	-	-
Other	37.6	47.6	0.4	0.5
	94.6	122.8	4.1	3.8

CONTINGENT LIABILITIES AND SECURED ASSETS

EUR million	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
Mortgages pledged				
Pension loans and loans from financial institutions covered	5.2	6.5	5.2	6.1
Nominal value of mortgages pledged	6.2	7.3	5.7	6.8
Other group liabilities:				
Nominal value of mortgages pledged	10.9	10.9	0.9	0.9
Total nominal value of mortgages pledged	17.1	18.2	6.6	7.7
Guarantees				
Subsidiaries	-	-	8.5	10.5
Other	3.8	1.4	-	-
	3.8	1.4	8.5	10.5
Liabilities for leasing and rental agreements				
Business premises in 2004/2003	9.0	10.0	-	-
Other in 2004/2003	3.8	3.2	0.1	0.1
Business premises for later years	28.1	31.6	-	-
Other for later years	3.5	3.2	0.2	0.1
	44.4	48.0	0.3	0.2
Other contingent liabilities	33.7	32.0	-	-

There are no guarantees or contingencies given for the management of the Company, for the shareholders or for the associated companies.

The Group's environmental liabilities do not include any liabilities other than those recorded in the provisions for contingent losses.

DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
Nominal value				
Foreign exchange forward contracts	251.3	217.9	361.9	347.1
Forward rate agreements	100.0	-	100.0	-
Interest rate swaps	99.0	119.2	99.0	119.2
Fair value				
Foreign exchange forward contracts [1]	19.0	12.9	20.7	14.1
Forward rate agreements [2]	-0.1	-	-0.1	-
Interest rate swaps [2]	-1.7	-1.6	-1.7	-1.6

[1] Foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract at the average spot rate at the closing date and comparing that with the original amount calculated by using the spot rate prevailing at the beginning of the contract. The interest rate differential of the forward contract is accrued over the life of the contract as a part of financial income or expenses. Foreign exchange contracts intended to hedge forecast currency flows are not valued at the closing date.

[2] The realised interest rate differentials of closed forward rate agreements and interest rate swaps are accrued over the life of the contracts and swaps and booked to interest income or expense. The revaluation of open forward rate agreements and interest rate swaps is not booked to the income statement. The valuation difference at closing is shown as a liability in the notes to the balance sheet. The forward rate agreement and interest rate swap are valued by comparing the agreed interest rate with a corresponding market rate at closing.

CALCULATION OF KEY INDICATORS

EARNINGS PER SHARE:

$$\frac{\text{Profit/loss before extraordinary items - taxes +/- minority interest}}{\text{Average number of shares adjusted for the bonus element of share issues}}$$

EQUITY PER SHARE:

$$\frac{\text{Shareholders' equity}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND PER SHARE:

$$\frac{\text{Total dividend}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND % OF EARNINGS:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted earnings}}$$

EFFECTIVE YIELD, %:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted share price}}$$

P/E RATIO:

$$\frac{\text{Adjusted share price}}{\text{Adjusted earnings per share}}$$

MARKET CAPITALISATION:

Number of shares at year end multiplied by share price at closing date

RETURN ON CAPITAL EMPLOYED (ROCE), %:

$$100 \times \frac{\text{Operating profit}}{\text{Capital employed}^{1)}}$$

RETURN ON INVESTMENT (ROI), %:

$$100 \times \frac{\text{Profit/loss before extraordinary items + interest and other financing expenses}}{\text{Balance sheet total less interest-free liabilities}^{2)}}$$

RETURN ON SHAREHOLDERS' EQUITY (ROE), %:

$$100 \times \frac{\text{Profit/loss before extraordinary items - taxes}}{\text{Shareholders' equity + minority interest}^{3)}}$$

EQUITY RATIO, %:

$$100 \times \frac{\text{Shareholders' equity + minority interest}}{\text{Balance sheet total}}$$

DEBT TO EQUITY RATIO:

$$\frac{\text{Interest-bearing liabilities}}{\text{Shareholders' equity + minority interest}}$$

GEARING, %:

$$100 \times \frac{\text{Interest-bearing liabilities - liquid funds}^{4)}}{\text{Shareholders' equity + minority interest}}$$

Shareholders' equity and numbers of shares exclude own shares.

1) Capital employed = fixed assets + working capital excluding receivables and payables relating to interest and taxes, monthly average of the financial period
2) Monthly average of the financial period
3) Average of the financial period
4) Cash, cash equivalents and marketable securities

FINANCIAL RISK MANAGEMENT

The global business of Amer Group involves customary financial risks. The financial risk management is centralized in Group Treasury, which operates through the Parent Company. The risk management is governed by a financial strategy approved by the Board of Directors. This strategy includes principles and risk limits relating to its balance sheet structure, banking relations and risk management. Financial risks are reviewed by the Board of Directors at least once a year. In addition, the Group has a Financial Committee which meets as and when necessary and monitors that the principles approved by the Board are being observed. Group Treasury's management agrees with the business areas and subsidiaries on how these principles are applied to each unit's individual needs.

Group Treasury is responsible for arranging finance at competitive terms using appropriate equity and debt instruments. Foreign exchange and interest rate risks are managed so that changes in market rates do not unnecessarily risk shareholder value, the Company's results or the equity ratio. Group Treasury is also responsible for Group insurance management. While Group Treasury is not a profit centre as such, various benchmarking methods are used to assess its performance.

FINANCIAL STRUCTURE

The Group aims to sustain a balanced and diverse financial structure. Excessive loan maturity concentrations are avoided. Financing is raised from various sources, and Amer Group's visibility in capital markets is maintained by regular issuance of commercial paper and other instruments. The Group's standard credit documentation aims to ensure the equal treatment of finance providers and it utilizes standardized financial covenants. The Group's financial costs are optimized in relation to the goals stated for its financial structure and risk management.

All Group debt is raised through the Parent Company. The Group's intention is to build long-term relationships with major financiers, and financial arrangers ensure that it is able to react rapidly in the event of significant new funding requirements.

LIQUIDITY RISK

The Group's liquidity is based on long-term financial arrangements. At the end of 2003, EUR 32.2 million of the Group's debt matured after 12 months. In addition the Group had EUR 139 million of unused committed credit facilities, of which EUR 99 million will mature after 2004.

Short-term liquidity is managed by issuing commercial papers. Any extra liquidity is placed in short-term debt instruments approved by the Financial Committee. The Group uses global cash pools in major currency areas.

Payments between subsidiaries are executed through internal netting.

CURRENCY RISK

The Group operates in all major currency areas, and it has subsidiaries in 21 countries. Group Treasury aims to eliminate the foreign exchange risks associated with the Group balance sheet and to hedge the commercial currency-denominated cash flows in subsidiaries. Amer Group utilizes hedge accounting for its commercial risk hedging.

The balance sheet risk of the Group is eliminated by financing each subsidiary in its home currency. According to the financial strategy the Group may hedge 0 to 50% of the subsidiaries' equities. At the end of 2003 there were no equity hedges outstanding.

The most important business risk arising from currencies is the foreign exchange risk created by cash flows in non-home currencies. This risk is primarily caused when a unit purchases goods in another currency, and then sells them in its home currency. The total foreign currency purchases were estimated to be about EUR 200 million in 2003, divided into the following currency pairs:

SELL

BUY	USD	EUR	GBP	CAD	JPY	AUD	CHF	SEK	CZK	DKK	
USD	X	67	24	21	16	7					135
EUR	38	X	3	7	5		9	8	4		74
SEK										38	38

In addition to the aforementioned currency pairs, the Group has small currency-denominated purchases in certain Asian and Latin American currencies. These cash flows were not hedged during 2003.

According to the Group's hedge policy, the units hedge their forecast 12 month cash flow with forward foreign exchange contracts. Based on historical evidence, the cash flows are deemed highly probable.

The hedge ratio is higher for the nearby months than for the later periods. The hedge ratio of each unit is maintained between 30% and 70% of the cash flows forecast for the following 12 months.

The Group monitors its hedge ratio daily and tests its effectiveness at three month intervals. The impact of effective hedges is booked as an adjustment to the costs of goods sold.

Forward foreign exchange contracts are the main instrument for currency hedges. The spot value of the forward contracts corresponds fully with the change in value of currency-denominated cash flows. The forward points are booked as interest.

The Group's foreign exchange position consists of currency-denominated loans, deposits and off-balance sheet items, of which forward contracts are the most important. The impact of currency movements on the Group's foreign exchange position is booked as a financial item. From time to time the Group has intentional open positions as allowed in the financial strategy. The maximum position in 2003 did not exceed EUR 5 million.

Uncovered currency or interest rate options are not permitted.

INTEREST RATE RISK

The Group's structural interest rate position is calculated by estimating a maturity for all balance sheet items on the basis of either their contractual maturity or their intended or estimated economic lifetime. A position's risk is estimated by calculating the duration and net present value of assets and liabilities and calculating their sensitivity to a one-percentage-point change in interest rates. The Company's structural interest rate risk is minimal.

Operatively the management of interest rate position also takes account of the duration based on forecast cash flows and the duration of financial items.

The interest rate differential between the euro and other currencies may be a significant risk for Amer Group due to hedging of the foreign currency denominated part of the balance sheet. Group Treasury uses both forward rate agreements as well as interest rate and currency swaps to manage its interest rate risk position.

CREDIT RISK

The Group is exposed to credit risk mainly through accounts receivable. The Group has a global customer base, and there are no significant risk concentrations. The Group does not normally use credit insurance or factoring.

Customers in the fitness equipment business often use leasing financing, and the Group takes limited recourse risk for the arrangements through repurchase agreements.

The Group seeks to minimize its cash items. Extra liquidity is placed either in deposits in core banks or in high-quality money market instruments, as decided by the Financial Committee.

MATURITY STRUCTURE

	31 Dec 2003			2004	2005	2006	2007 or later
EUR million	Drawn	Available	Total				
Loans from financial institutions	60.9		60.9	35.2	2.4	23.0	0.3
Pension loans	5.7		5.7	1.1	1.1	1.1	2.4
Other interest bearing debt	3.9		3.9	2.0	0.3	0.1	1.5
Committed revolving credit facilities	0	139	139	40	40	15	44
Commercial papers	97.2		97.2	97.2			
Total	167.7		306.7	175.5	43.8	39.2	48.2

INTEREST FIXING PERIODS

EUR million	0 mths - 3 mths	4 mths - 6 mths	7 mths - 9 mths	9 mths - 12 mths	1 year - 2 years	2 - 3 years	Over 3 years
Debt	-120.1	-12.7	-29.9		-0.9	-1.8	-2.3
Cash & deposits	27.1						
Loan receivables	0.1				0.1		0.9
Forward rate agreements		-100.0	100.0				
Interest rate swaps		99.0		-59.4		-39.6	
Net	-92.9	-13.7	70.1	-59.4	-0.8	-41.4	-1.4

(+ = assets, - = debts)

SHARES AND SHAREHOLDERS

SHARES AND SHARE CAPITAL

Amer Group Plc has one publicly listed class of shares. The shares have no nominal value but the accounted counter value of each share is EUR 4.00.

According to its Articles of Association, the Company's minimum share capital is EUR 50 million and the maximum EUR 200 million. At the end of the financial year, the Company's paid up and registered share capital amounted to EUR 97,814,080, and the number of shares in issue was 24,453,520, of which 968,300 were owned by the Company. The shares held by the Company represented 4% of the total number of shares and votes. Own shares held by the Company do not have voting rights, and no dividend is payable in respect of them.

During the course of the year the Company's share capital was increased six times through subscriptions based on A/B/C warrants of the Company's 1998 warrant scheme: in January by EUR 80,000, in February by EUR 42,000, in June by EUR 664,200, in September by EUR 8,000, in October by EUR 42,000 and in November by EUR 193,800. The corresponding numbers of shares subscribed were 20,000, 10,500, 166,050, 2,000, 10,500 and 48,450, and the increases in share capital were registered on 15 January, 12 February, 27 June, 4 September, 28 October and 28 November, respectively. The new shares rank pari passu with existing shares from the registration date.

In December 2003 a total of 91,100 new shares were subscribed on the basis of 1998 A/B/C warrants. Of these, 38,450 were registered in January 2004 and 52,650 will be registered in February 2004. The shares in question are entitled to dividend for the 2003 financial year. Other shareholder rights commence when the increase in share capital has been recorded in the trade register.

Amer Group shares are entered in the computerized book entry system for securities, which is administered by the Finnish Central Securities Depository Ltd (APK). APK is also the keeper of Amer Group's official list of shareholders.

REDEMPTION OBLIGATION

A shareholder, whose proportion of shares in the Company or of the voting rights attached thereto attains or exceeds either 33 1/3% or 50%, is obligated to redeem, if the other shareholders so demand, their shares and the securities entitling to shares under the Companies Act, in the manner prescribed in the Articles of Association.

LISTINGS

Amer Group shares are listed on the Helsinki and London stock exchanges. In the United States, the Company has an American Depository Receipt (ADR) facility with the Bank of New York, through which two depository receipts are equivalent to one Amer share.

AUTHORIZATIONS GIVEN TO THE BOARD OF DIRECTORS

The Annual General Meeting held on 21 March 2002 authorized the Board to dispose of and sell own shares. During 2003 the Board did not act on the basis of these authorizations, which expired on 20 March 2003.

In the review year the Board of Amer Group Plc did not have any authorizations to issue new shares or convertible bonds or bonds with equity warrants.

WARRANT SCHEMES

Amer Group has three warrant schemes designed to commit key personnel to the Group and give them an incentive to work for the long-term interests of the Company and to increase shareholder value.

1998 Warrant Scheme

In 1998 the Company introduced a scheme involving the issue of 850,000 warrants. Of the total number of warrants, 255,000 were designated A warrants, 255,000 B warrants and 340,000 C warrants. The subscription periods of the A, B and C warrants began on 1 January 2001, 1 January 2002 and 1 January 2003, respectively. In each case the subscription period ends on 31 March 2004.

The subscription price was EUR 19.51 per share when the warrant scheme was implemented. According to the terms and conditions of the issue, the amount of dividend distributed after 18 March 1998 but before the date of subscription will be deducted from the share subscription price. The subscription price at 31 December 2003 was EUR 15.25.

The 1998 warrants were entered in the Finnish computerized book-entry system for securities in 2001. The A warrants began trading on the main list of Helsinki Exchanges on 25 June 2001. The B warrants were introduced to the main list and simultaneously combined with the A warrants as one security on 11 January 2002. The C warrants were similarly introduced and combined with the A/B warrants on 2 January 2003.

Taking account of the registered increases in share capital in January-February 2004, the Company's share capital may still increase by up to EUR 1.5 million, i.e. 382,900 new shares, as a result of 1998 warrant subscriptions.

2002 Warrant Scheme

The Annual General Meeting held on 21 March 2002 approved a new scheme involving the issue of 900,000 warrants. The Annual General Meeting held on 20 March 2003 decided to reduce the maximum number of 2002 warrants to 572,500 and to cancel the 327,500 still undistributed warrants of the issue. As a consequence of the decision the Company's share capital may still increase by EUR 2,290,000 instead of EUR 3,600,000, and the number of issued shares may rise by 572,500 instead of 900,000. In all other respects the terms and conditions of the 2002 warrant issue remain unchanged.

According to the terms and conditions of the issue, the subscription price is EUR 32.36 per share, which was the average trading-weighted price of the share on Helsinki Exchanges during the period 1 January - 15 February 2002 plus an increment of 10%. The subscription period begins on 1 January 2005 and ends on 31 December 2007. At the end of the review year the 2002 warrant scheme applied to 20 persons.

2003 Warrant Scheme

The number of warrants in the 2003 warrant issue is 550,000.

By the end of the review year 159,999 of these warrants had been issued to key personnel of the Group in accordance with the terms and conditions of the issue on the basis of decisions made by the Board. The remainder of the warrants are held by Amera Oy of the Amer Group for the purpose of subsequent issue to key personnel as specified by the Board.

The subscription price is EUR 37.90 per share, which was the average trading-weighted price of the share on Helsinki Exchanges during the period 2 January - 14 February 2003 plus an increment of 10%. The subscription period begins on 1 January 2006 and ends on 31 December 2008. At the end of the review year the 2003 warrant scheme applied to 15 persons.

General

At 31 December 2003 the warrants of the warrant schemes would have represented 6% of the Company's shares and votes.

The warrant schemes were approved at general meetings of Amer Group's shareholders in the years in which each scheme began.

In all of Amer Group's current warrant schemes one warrant may be exercised to subscribe one share of Amer Group Plc.

The Company's Board of Directors decides on the number of warrants to be issued.

The warrants issued under all the schemes may not be transferred to any third party, nor may they be pledged as security before the beginning of the subscription period without the consent of the Board. The warrants will be automatically transferred to Amera Oy in the event of a warrant-holder's employment or position in the Amer Group coming to an end before the beginning of the share subscription period. This procedure is described in greater detail in the terms and conditions of the issues. At 31 December 2003 Amera Oy was holding 152,500 1998 warrants, 53,400 2002 warrants and 390,001 2003 warrants.

Shares subscribed on the basis of warrant schemes are entitled to dividend for the financial year during which the subscription took place. Other shareholder rights commence when the increase in share capital relating to the subscription has been recorded in the trade register.

The terms and conditions of the warrant schemes can be found on Amer Group's website at www.amersports.com under Investor Relations/Share Information.

SHARES AND WARRANTS HELD BY MEMBERS OF THE BOARD

At 31 December 2003 the members of the Board of Amer Group owned a total of 806,403 shares (31 December 2002: 806,403), i.e. 3.3% (3.3%) of all the issued shares and votes.

At the end of 2003 the President held warrants entitling him to subscribe 310,300 shares. Of these, 40,000 warrants belong to the 1998 scheme, 210,300 to the 2002 scheme, and the remaining 60,000 to the 2003 scheme. At 31 December 2003, the President's warrants would have represented 1.3% of the Company's shares and votes. Apart from the President of the Company, the other members of the Board do not come within the scope of the warrant schemes.

SHARE PRICES AND TRADING

During 2003 a total of 17.1 million Amer Group shares valued at EUR 513.7 million were traded on the Helsinki Exchanges. On the London Stock Exchange 0.5 million shares worth EUR 17.0 million were traded. The trading volumes in Helsinki and London represented 73% and 2%, respectively (overall 75%), of the total number of shares in issue. The number of ADRs in issue at the end of the year was 108,668.

The price of Amer Group Plc's shares on Helsinki Exchanges at the end of the year was EUR 34.35, representing a decline of 2% during the year. The 2003 share price high in Helsinki was EUR 36.50 and the low EUR 26.03. The average share price was EUR 30.07.

The Company's market capitalization, excluding own shares held by the Company, was EUR 806.7 million at the end of the year.

The highest and lowest prices quoted for 1998 A/B/C warrants on Helsinki Exchanges were EUR 20.10 and EUR 11.50, respectively. Altogether 0.4 million warrants worth a total of EUR 6.4 million were traded in 2003.

SHAREHOLDERS

The Company had 12,314 registered shareholders at the end of 2003. Nominee registrations represented 47% of the total shares in issue (2002: 54%). Only shares recorded on the Company's official list of shareholders are entitled to vote at the Annual General Meeting.

NOTIFICATIONS OF CHANGES OF HOLDINGS

In June the Company was notified that Fidelity International Limited's holding of Amer Group Plc shares and voting rights had fallen to 9.90%. In October Fidelity International Limited reported that its holding had fallen to 4.97%.

BENCHMARKING

Amer Group has defined an international reference group for itself and developed an index, the Sporting Goods Index (SGI), on that basis. The Company uses the index to track the market capitalizations of companies in the sporting goods industry compared with the Dow Jones Industrial Average and the Portfolio Index of Helsinki Exchanges.

SGI is a general industry index that includes the following companies: Amer Group, Callaway, Rossignol, K2, Nike, Reebok, Adidas-Salomon, Sports Authority, Venator and Head. SGI can be found on Amer Group's website at www.amersports.com under Share Information/Share Monitor.

Also on the Company's website is the Sports Equipment Index (SEI), a component of SGI, which describes the development of companies operating in the sports equipment industry. It includes Amer Group, Callaway, Rossignol, K2 and Head.

Trading codes:

HEX:	AMEAS
Reuters:	AMEAS.HE
Bloomberg:	AMEAS.FH
ADR:	AGPDY, 023512205
ISIN:	FI0009000285
Lot:	50

Key indices:
HEX General Index
HEX Portfolio Index
HEX25
HEX Other Industry

MARKET CAPITALIZATION


EUR MILLION
490
680
683
811
807
99
00
01
02
03

TRADING OF SHARES


MILLION SHARES
19.6
18.1
17.9
14.9
17.6
99
00
01
02
03

TRADING OF SHARES


1,000 SHARES
2,500
2,000
1,500
1,000
500
0
1/03
12/03

SHAREHOLDING IN AMER GROUP PLC, 31 DEC 2003

1 OUTSIDE FINLAND AND NOMINEES 50%
2 HOUSEHOLDS 16%
3 NON-PROFIT ORGANIZATIONS 7%
4 BANKS AND INSURANCE COMPANIES 9%
5 PRIVATE COMPANIES 6%
6 PUBLIC SECTOR ENTITIES 12%



TREND OF SHARE PRICE, HEX PORTFOLIO INDEX


6,000
5,000
4,000
3,000
2,000
1,000
0
1999
2000
2001
2002
2003
AMER
HPI

Base number 28 Dec 1990 = 1,000

Number of shares per shareholder at 31 December 2003	Shareholders	% of shareholders	Shares	% of shares
1-100	5,774	46.9	286,767	1.2
101-1,000	5,744	46.7	1,862,772	7.6
1,001-10,000	666	5.4	1,778,310	7.3
10,001-100,000	102	0.8	3,070,804	12.5
over 100,000	17	0.1	5,121,744	20.9
Nominee registrations	11	0.1	11,364,823	46.5
Own shares held by the Company			968,300	4.0
Total	12,314	100.0	24,453,520	100.0

MAJOR SHAREHOLDERS AT 31 DECEMBER 2003	Shares	% of shares and votes: Of shares in issue	% of shares and votes: Less own shares
Brotherus Ilkka	800,000	3.3	3.4
The Land and Water Technology Foundation	754,339	3.1	3.2
Varma Mutual Pension Insurance Company	627,250	2.6	2.7
State Pension Fund	425,000	1.7	1.8
Tukinvest Oy	369,000	1.5	1.6
Ilmarinen Mutual Pension Insurance Company	363,750	1.5	1.5
Tapiola Mutual Pension Insurance Company	320,400	1.3	1.4
Suomi Mutual Life Assurance Company	239,500	1.0	1.0
Odin Norden	207,600	0.8	0.9
Tapiola General Mutual Insurance Company	182,235	0.7	0.8
The Local Government Pensions Institution	142,400	0.6	0.6
Etera Mutual Pension Insurance Company	127,450	0.5	0.5
Mutual Fund Evli Select	125,300	0.5	0.5
Mutual Insurance Company Pension-Fennia	116,350	0.5	0.5
Tapiola Mutual Life Assurance Company	111,570	0.5	0.5
Fortum Pension Foundation	105,050	0.4	0.4
OP-Delta Mutual Fund	104,550	0.4	0.4
Finnish Cultural Foundation	100,000	0.4	0.4
Amer Cultural Foundation	99,257	0.4	0.4
Finnish National Fund for Research and Development Sitra	96,500	0.4	0.4
Nominee registrations	11,364,823	46.5	48.4
Own shares held by the Company	968,300	4.0	

SHARE CAPITAL AND PER SHARE DATA

EUR million	**2003**	2002	2001	2000	1999
Share capital	97.8	96.8	96.5	98.8	82.7
Number of shares in issue, million	24.5	24.2	24.1	24.7	24.3
Adjusted number of shares in issue, million	24.5	24.2	24.1	24.7	24.3
Adjusted average number of shares in issue, million	24.3	24.2	24.3	24.4	24.3
Adjusted number of shares in issue less own shares, million	23.5	23.2	23.1	24.3	24.3
Adjusted average number of shares in issue less own shares, million	23.3	23.2	23.6	24.3	24.3
Share issues					
Bonus issue	-	-	-	14.6	-
Targeted share issue	1.0	0.3	0.2	1.5	-
Decrease of share capital	-	-	2.5	-	-
Earnings per share, EUR	2.77 [1]	2.95	2.90	2.70	1.72
Equity per share, EUR	18.94	19.17	18.71	17.51	15.38
Total dividends	34.4 [3]	32.6	25.5	23.9	14.3
Dividend per share, EUR	1.40 [2]	1.40	1.10	1.00	0.59
Dividend % of earnings	53 [3]	48	37	37	34
Effective yield, %	4.1	4.0	3.7	3.6	2.9
P/E ratio	12.4	11.8	10.2	10.4	11.7
Market capitalization	806.7	810.6	682.9	679.5	490.2
Share value, EUR					
Accounted counter-value	4.00	4.00	4.00	4.00	3.36
Share price low	26.03	25.83	21.00	18.10	8.50
Share price high	36.50	40.00	29.50	32.00	20.40
Average share price	30.07	31.48	25.61	27.56	14.31
Share price at closing date	34.35	34.90	29.50	28.00	20.15
Trading volume	530.7	469.5	458.3	499.2	281.0
1,000s	17,624	14,903	17,899	18,135	19,625
%	75	62	74	74	81
Number of shareholders	12,314	10,689	10,520	10,932	11,877

[1] Earnings per share diluted for the exercise of bonds with warrants EUR 2.76
[2] Proposal of the Board of Directors for 2003
[3] Proposal of the Board of Directors for 2003 (including own shares)
Calculation of key indicators, see page 61

BOARD OF DIRECTORS' DIVIDEND PROPOSAL

As stated in the consolidated balance sheet dated 31 December 2003, the Group's distributable earnings amount to EUR 151,148,000. Distributable earnings as stated in the Parent Company balance sheet dated 31 December 2003 total EUR 160,826,329.14.

The Board of Directors recommends to the Annual General Meeting that a dividend of EUR 1.40 per share, totalling EUR 34,362,468, be paid for the 2003 financial year.

No dividend will be paid for the shares held by the Company.

Helsinki, 5 February 2004

Pekka Kainulainen	Ilkka Brotherus	Felix Björklund
Tuomo Lähdesmäki	Timo Maasilta	Roger Talermo President & CEO

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AMER GROUP PLC

We have audited the accounting, the financial statements and the corporate governance of Amer Group Plc for the period from 1 January to 31 December 2003. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statements, balance sheets and notes to the financial statements, have been prepared by the Board of Directors and the President. Based on our audit we express an opinion on these accounts and on corporate governance.

We have conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the President have legally complied with the rules of the Companies' Act.

In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the President of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable earnings is in compliance with the Companies' Act.

Helsinki, 5 February 2004

PricewaterhouseCoopers Oy
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant

CORPORATE GOVERNANCE

Good administration, transparency and effective communication are the goals of Amer Group's corporate governance. The Company generally observes the new recommendations issued in 2003 by Helsinki Exchanges, the Central Chamber of Commerce and the Confederation of Finnish Industry and Employers concerning the corporate governance and management systems of listed companies. These recommendations will be implemented in full from 1 July 2004.

The Articles of Association of Amer Group Plc can be found on the Company's website at www.amersports.com under Investor Relations/Share Information.

THE DUTIES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

All matters of key importance to Amer Group are decided by the Board of Directors. These include approving and confirming strategic guidelines, confirming annual budgets and business plans as well as deciding on major investments and disposals.

Board members Pekka Kainulainen (committee chairman), Ilkka Brotherus and Felix Björklund sit on the Remuneration Committee, which is responsible for preparing proposals concerning the Group's reward system. The Remuneration Committee met on four occasions during the review year. In January 2004 the Board of Directors established a Nomination Committee, which is responsible for preparing Board membership proposals for approval by the Annual General Meeting. The Nomination Committee consists of the following members of the Board: Felix Björklund (committee chairman), Pekka Kainulainen and Timo Maasilta.

During spring 2004 the main tasks and working principles of the Board of Directors, its Chairman and the Committees will be written into the Board of Directors' procedural rules. Furthermore, from 2004 the Board of Directors will make an annual self-assessment of its activities and working practices.

ELECTION AND TERMS OF BOARD MEMBERS

The Articles of Association provide that the Group's Board of Directors consists of no less than five and no more than seven members. The current Board comprises six members: the Company's President and five expert members not primarily employed by the Company. Senior Vice President & CFO Pekka Paalanne acts as the Secretary to the Board.

Board members are elected by the Annual General Meeting. The term of a Board member is generally three years. The terms of office are staggered so that one third of the members, or the number nearest to that, is obliged to resign each year. The date for the beginning or expiration of a member's term is the date of the Annual General Meeting. No-one who has reached the age of 64 years may be elected as a member of the Board of Directors. The terms of office are not otherwise restricted.

The Board of Directors elects a Chairman and a Vice Chairman for a term of one year. In 2003 Mr Pekka Kainulainen served as the Chairman and Mr Ilkka Brotherus as the Vice Chairman. The Board meets on average once a month during the year. The Board of Directors met on 12 occasions during 2003. While most meetings are held at the Company's headquarters in Helsinki, a number of Board meetings take place at other venues in connection with visits by Board members to the Group's various businesses. In 2003 the Board of Directors familiarised itself with Precor's business in the United States. Altogether three absences from Board meetings were recorded in the review year.

PRESIDENT AND GROUP MANAGEMENT

The President is appointed by the Board of Directors. Mr Roger Talermo has acted as the President and Chief Executive Officer since 1996. At that time he was also elected as a member of the Board. Senior Vice President & CFO Pekka Paalanne acts as Deputy to the President & CEO.

Amer Sports Executive Board comprises representatives from the business areas and key corporate functions. In addition to the President, there are eight other Executive Board members, who are presented on page 73. The Executive Board meets three times a year. Its task is to ensure that the Amer Sports' strategy is consistently implemented in all the business areas.

The President handles the day-to-day running of the Company in accordance with instructions issued by the Board of Directors. He is assisted in this task by the Executive Team, which consists of three members in addition to the President: Pekka Paalanne (Senior Vice President & CFO), Max Alfthan (Senior Vice President, Corporate Communications) and Kari Kauniskangas (Senior Vice President, Sales and Distribution).

The Executive Team is joined by five other corporate executives to form the Management Team. Its members are presented on page 73.

BUSINESS ORGANIZATION

In 2003 the Group was divided into seven business areas: Racquet Sports, Golf, Team Sports, Winter Sports, Fitness Equipment, Sports Instruments and Tobacco. The Group will withdraw from the tobacco business on 26 March 2004.

Each business area has a board of directors, which generally comprises the Group's CEO and the CFO together with the President of the business area in question.

The distribution of sports equipment is mainly organized through the Group's own sales organization which is represented in 26 countries. Elsewhere product distribution is handled by independent importers and distributors. With the exception of the United States, the Group's own sales companies operate under the name Amer Sports. In line with the Group's strategy, the objective is that own Amer Sports companies and major independent importers distribute the Group's full range of products.

SALARIES AND REMUNERATION

In 2003 the aggregate remuneration received by the members of the Board was EUR 0.14 million. In accordance with the AGM's decision, the annual remuneration paid to the members of the Board was as follows: Chairman EUR 36,000, Vice Chairman EUR 25,000 and other members EUR 20,000. In addition EUR 380 is paid for attendance at a Board meeting. The members of the Board did not receive any additional remuneration. The President of the Company does not receive any remuneration in respect of Board membership. The Annual General Meeting decides annually on the remuneration paid to Board members.

EUR	Salaries, benefits and other remuneration	Bonus payments	Total
Board members*	137,720	-	137,720
President	596,415	1,193,208	1,789,623
Other members of Amer Sports Executive Board	2,144,324	950,995	3,095,319

* Excludes the President's salary, benefits and other remuneration. The President does not receive any payment in respect of his Board membership.

The salaries, benefits and other remuneration paid to the members of the Board of Directors, the President and CEO, and the presidents of subsidiaries amounted to approximately EUR 6.5 million in 2003. The President's total remuneration package in 2003 was EUR 1.8 million, of which bonus payments linked to performance and other targets amounted to EUR 1.2 million. The other members of Amer Sports Executive Board received pay, benefits and other remuneration totalling EUR 3.1 million, of which bonus payments accounted for EUR 0.95 million. The Board of Directors decides on the salaries and remuneration paid to the President and his immediate subordinates. No additional remuneration is paid to the members of the Management Team and Amer Sports Executive Board for their participation in these management bodies.

The management incentive system comprises warrant schemes and a short-term bonus plan. In addition there is a long-term cumulative incentive plan for key personnel of the business areas. The incentive schemes are tied to achievement of the Company's strategic and financial targets, and their purpose is to promote the Company's growth and profitability and to support implementation of the Group's strategy. At the end of the review year the numbers of management and key personnel in the Parent Company and its subsidiaries included within the scope of the 2002 and 2003 warrant scheme were 20 and 15, respectively. The cumulative incentive plan covered 55 employees. The short-term bonus plan has the widest employee coverage.

Details of the Group's 1998, 2002 and 2003 warrant schemes are presented on pages 64-65. Share subscription based on 1998 warrants ends on 31 March 2004. At the end of 2003 the President held warrants entitling him to subscribe 310,300 shares. Of these, 40,000 warrants belong to the 1998 scheme, 210,300 to the 2002 scheme, and the remaining 60,000 to the 2003 scheme. With the exception of the President, the members of the Board are not included within the scope of the warrant schemes.

The conditions of the President's employment are specified in a written contract confirmed by the Board of Directors. According to this agreement, the President is entitled to early retirement at 60 years of age on a pension representing 60% of his salary. The other members of the Board do not have any pension agreements with the Company. Certain employees at Group Headquarters and some executives in the Finnish subsidiaries have early retirement rights. Foreign subsidiaries make their own pension arrangements in accordance with local practice.

The President's employment contract may be terminated at six months' notice on either side. Should the Company give notice to the President, he shall be paid both salary for the duration of the notice period and severance pay of 24 months' fixed salary.

INSIDER REGISTER

Amer Group observes the insider rules prepared by Helsinki Exchanges. In addition, the Company has its own insider guidelines based on the stock exchange's insider rules. The members of the Board of Directors, the President and the Auditors are all classified as permanent insiders of Amer Group. Other permanent insiders include the members of Amer Sports Executive Board and the Management Team as well as those persons responsible for the Group's finances, financial reporting and communications. The Group's insider register is maintained on the Finnish Central Securities Depository Ltd's SIRE system. Those persons classified as permanent insiders and their holdings of Amer Group Plc shares and warrants are listed on the Company's website at www.amersports.com under Investor Relations/Share Information/Insider Register.

The Company's Chief Financial Officer is responsible for the appropriate dissemination of information on insider affairs. The Head of Treasury & Investor Relations is responsible for upkeep of the Insider Register.

AUDIT

PricewaterhouseCoopers is responsible for auditing most of the group companies globally. The auditors of Amer Group Plc, PricewaterhouseCoopers Oy, are responsible for directing and co-ordinating the audit with regard to the Group as a whole. The auditor in charge of the audit of Amer Group Plc is Mr Göran Lindell, A.P.A. The scope and content of the audit reflects the fact that the Group has no separate internal audit function of its own. The Group's financial management together with the auditors annually defines one or more audit themes over and above the statutory auditing requirements. The themes change each year and separate reports on them are prepared for Group management. In addition, the appointed auditor in charge attends a meeting of the Board of Directors once a year to present a summary of the annual audit.

In 2003 Amer Group paid PricewaterhouseCoopers firms fees totaling about EUR 1.5 million globally, with statutory auditing work accounting approximately for EUR 1.0 million and other services approximately for EUR 0.5 million.

RISK MANAGEMENT

The Group's business areas are responsible for the management of operative business risks. The business areas report regularly to their respective boards of directors on their businesses and on the main risks relating to their operations.

The risks of property, business interruption and liability loss arising from the Group's business are covered by appropriate insurances. In addition to global insurance programs, local insurances are used to supplement cover when there are special needs due to legislation and other such factors. Information on financial risk management is presented on pages 62-63.

A large proportion of the Group's production is outsourced. The Group uses a number of suppliers with whom long-term partnerships are sought. The aim is to minimize the supply, quality and price risks associated with purchasing. Key suppliers are audited both prior to the commencement of collaboration and regularly thereafter.

The most important of the Group's own production plants are in Austria, the United States and Finland.

Patent protection for innovations and disputes relating to such protection are typical of the sports equipment industry. The material effects of Amer Group's pending litigation and other official procedures on the Company's financial standing and business profitability are regularly reviewed and, if necessary, disclosed through the appropriate channels. Neither Amer Group Plc nor Amer Tobacco Ltd is involved in any litigation concerning tobacco products.

BOARD OF DIRECTORS



PEKKA KAINULAINEN
Chairman

- Lic. Tech., born 1941.
- Managing Director of the Management Training Centre.
- Term 2001–2003. Member of the Board since 1985, Chairman of the Board since 1997.
- Member of the boards of Helsinki Business College and Yleiselektroniikka Oyj. Member of the Supervisory Board of Kemira Oyj. Chairman of the board of the Foundation for the Support of Commercial and Technical Sciences in Finland.
- Managing Director of the Management Training Institute 1971–1998.
- Shareholding: 2,753 Amer shares



ILKKA BROTHERUS
Vice Chairman

- M.Sc. (Econ.), born 1951.
- Managing Director of Sinituote Oy.
- Term 2003–2005. Member of the Board since 2000.
- Chairman of the board of YIT Corporation. Member of the board of Veho Group Oy Ab. Chairman of the Supervisory Board of Tapiola Mutual Pension Insurance Company.
- Marketing and management positions with Mestarikustannus Oy 1977–1980, Managing Director of Havi Oy 1981–1986, Managing Director of Hackman Housewares Oy 1987–1988, Deputy Managing Director of Hackman Group 1988–1989.
- Shareholding: 800,000 Amer shares



FELIX BJÖRKLUND

- B.Sc. (Econ.), born 1943.
- Nordic Capital, Partner.
- Term 2002–2004. Member of the Board since 1999.
- Chairman of the board of Ahlsell Oy. Member of the boards of Marioff Corporation Oy, Oy Snellman Ab and Paloheimo Oy.
- Sales and management positions with IBM Finland and Sweden 1966–1977, Managing Director of IBM Finland 1978–1988, management positions with IBM Europe 1989–1991, Managing Director of Oy Karl Fazer Ab 1992–1998.
- Shareholding: 2,000 Amer shares



TUOMO LÄHDESMÄKI

- M.Sc. (Eng.), MBA, born 1957.
- Boardman Oy, Senior Partner.
- Term 2003–2004. Member of the Board since 2000.
- Chairman of the boards of Aspocomp Group Oyj, VTI Technologies Oy and Turku University Foundation. Member of the boards of Eltel Networks Oy and Orion Corporation Oyj.
- Management and specialist positions with Nokia Corporation 1983–1989, management positions with Swatch Telecommunications 1990–1991, Managing Director of Leiras Oy 1991–1997, Managing Director of Elcoteq Network Oyj 1997–2001.
- Shareholding: 1,000 Amer shares



TIMO MAASILTA

- M.Sc. (Eng.), born 1954.
- Managing Director and Chairman of the Board, The Land and Water Technology Foundation.
- Term 2003–2005. Member of the Board since 1986.
- Member of the board of Tukinvest Oy. Chairman of the board of Tuen Kiinteistöt Oy.
- Water engineer with Helsinki Water District 1979–1980, specialist positions with Vesi-Pekka Oy in Libya and in Finland 1980–1984, Managing Director of Tukinvest Oy 1984–1993.
- Shareholding: 650 Amer shares



ROGER TALERMO
President & CEO

- M.Sc. (Econ.), born 1955.
- President & CEO, Amer Group Plc.
- Term 2001–2003. Member of the Board since 1996.
- Member of the board of TeliaSonera AB.
- Commercial Director with Salomon S.A. 1988–1991, CEO/Chairman of Taylor Made Golf Company Inc. 1991–1993, General Manager/Chairman of Salomon S.A. - North Europe 1993–1995, President & CEO of the Atomic Companies 1995–1996.
- Shareholding: No Amer shares
- 40,000 1998 warrants; 210,300 2002 warrants; 60,000 2003 warrants

Shareholdings as of

EXECUTIVES



Amer Sports Executive Board. From left to right: Eero Alperi (Secretary in 2003), Michael Schineis, Steve Millea, Pekka Paalanne, Kari Kauniskangas, Roger Talermo, Chris Considine, Paul Byrne, Dan Colliander, Max Alfthan.

Group Headquarters

PRESIDENT & CEO
Roger Talermo
Born 1955. Company employee since 1995. Chairman of Amer Sports Executive Board. (*(**

SENIOR VICE PRESIDENT & CFO
Pekka Paalanne
Born 1950. Company employee since 1997. (*(**

COMMUNICATIONS
Max Alfthan
Born 1961. Company employee since 2001. (*(**

MIS & SUPPLY CHAIN DEVELOPMENT
Eero Alperi
Born 1958. Company employee since 1997. (***

HUMAN RESOURCES
Christel Berghäll
Born 1969. Company employee since 2003. (***

SALES & DISTRIBUTION
Kari Kauniskangas
Born 1962. Company employee since 1984. (*(**

LEGAL AFFAIRS
Heikki Koponen
Born 1962. Company employee since 2003. (***

TREASURY & INVESTOR RELATIONS
Jari Melgin
Born 1960. Company employee since 1997. (***

BUSINESS PLANNING & CONTROL
Kai Tihilä
Born 1962. Company employee since 2000. (***

Business areas

GOLF & RACQUET SPORTS
Steve Millea
Born 1958. Group company employee since 1984. (*

TEAM SPORTS
Chris Considine
Born 1960. Group company employee since 1982. (*

WINTER SPORTS
Michael Schineis
Born 1958. Company employee since 1996. (*

FITNESS EQUIPMENT
Paul Byrne
Born 1951. Group company employee since 1985. (*

SPORTS INSTRUMENTS
Dan Colliander
Born 1961. Company employee since 2000. (*

TOBACCO
Jukka Ant-Wuorinen
Born 1950. Company employee since 1976.

(* Member of Amer Sports Executive Board
(** Member of Executive Team and Management Team
(*** Member of Management Team

Personal information on the executives as well as more detailed information on the areas of responsibility can be found on the Company's website at www.amersports.com under About us/Management.

ENVIRONMENT AND SOCIAL RESPONSIBILITY

Amer Group implements its business strategy in an ethically acceptable and socially responsible manner according to the principles of sustainable development. The Group aims to generate added value for all of its stakeholder groups in all of its geographical areas of operation. Amer Group believes that this is the only way to succeed in the long run. The sports equipment trade and consumers also expect companies to meet increasingly high standards of social responsibility.

Social responsibility and care for the environment are an important part of Amer Group's day-to-day activities. Amer Group's values – Determined to Win, Fair Play, Team Spirit and Innovation – guide our employees around the world to build the business in an ethically correct manner, and thus to help the Group achieve its financial targets.

All of the business areas observe Amer Group's operating practices concerning the environment and social responsibility. The business areas regularly report to their respective boards on the environmental effects of their operations and on matters of social responsibility.

ENVIRONMENT

Amer Group is committed to the responsible handling of environmental issues.

The Group's business areas are responsible for practical environmental matters. In all operations and at every single facility the minimum baseline requirement is compliance with environment protection laws and official regulations and the observance of generally accepted practices.

All of Amer Group's business units try to foresee the risks of environmental damage and to minimize energy consumption and the environmental effects, wastes and emissions arising from production in an economically and technically rational manner.

The Group does not use significant amounts of environmentally hazardous raw materials and emissions are minimized. Raw materials and products are recycled as far as possible.

The management of the business areas take part in regular reviews of manufacturing operations.

SOCIAL RESPONSIBILITY

With regard to human rights, working conditions and child labour, the Group and its business areas operate in a socially responsible manner, observing current laws, official regulations and generally accepted practices.

Amer Group's business units purchase a majority of their finished products, raw materials and components from suppliers with whom long-term partnerships are sought. The Company's sourcing personnel review all new supplier candidates before any contracts are signed. In addition to manufacturing and products, the inspection covers working conditions, pay levels, hiring procedures and overtime practices to ensure that suppliers operate in accordance with local laws and statutes as well as generally accepted practices. The Company works only with suppliers that comply with its policy on working conditions and do not exploit child labour. The content of supplier agreements with regard to social responsibility is to be standardized throughout the Amer Group during 2004.

EMPLOYEES

Competition for good employees is becoming increasingly intense. Amer Group and its business areas work purposefully to preserve the Company's position as a desirable employer. Amer's employees are strong both as individuals and as team members. Amer's leaders strive to create a good working atmosphere characterized by passion, determination to win and quality work. Amer Group encourages its employees to discuss matters openly and to develop their working

practices continuously. Development demands innovation, and innovation comes about by questioning the status quo. The Group offers opportunities for professional and personal growth in an international environment. Pay is based on performance and fairness.

At the end of 2003 Amer Group employed 4,013 people, which was 74 more than a year earlier.

At the end of the year 63% of the employees were men and 37% women. 55% were salaried staff and 45% hourly paid employees.

EMPLOYEES BY BUSINESS AREA

	31 December 2003	31 December 2002
Racquet Sports	614	562
Golf	799	805
Team Sports	530	505
Winter Sports	712	636
Fitness Equipment	471	464
Sports Instruments	519	577
Tobacco	323	346
Headquarters	45	44
Total	4,013	3,939

EMPLOYEES BY GEOGRAPHICAL AREA

	31 December 2003	31 December 2002
United States	1,554	1,578
Europe	1,806	1,727
Japan	99	81
Rest of the world	554	553
Total	4,013	3,939

EMPLOYEES BY FUNCTION

Sales and distribution	29%
Marketing	5%
Research and product development	5%
Operations	50%
Support functions	11%

INFORMATION FOR INVESTORS

FINANCIAL REPORTS

Amer Group will publish its interim reports in 2004 on 28 April, 12 August and 27 October. The 2004 financial statements bulletin will be published in February 2005.

Amer publishes its annual and interim reports in both Finnish and English. The publications can be ordered by writing to:

Amer Group Plc, Communications, P.O. Box 130, FI-00601 Helsinki, Finland
Tel. +358 9 7257 800; +358 9 7257 8309 (Communications)
Fax +358 9 7257 8200; +358 9 791 385 (Communications)
E-mail: amer.communications@amersports.com

The annual and interim reports as well as stock exchange releases can be accessed on the Company's website at www.amersports.com.

INVESTMENT ANALYSTS

The following companies, among others, published investment analyses and research on Amer Group during 2003:

ABG Sundal Collier
Alfred Berg Finland
CAI Chevreux
Cazenove & Co.
Conventum Securities
D. Carnegie Ab Finland Branch
Deutsche Bank
Dresdner Kleinwort Wasserstein
Enskilda Securities
Evli Securities
FIM Securities
Handelsbanken
KBC Peel Hunt
Mandatum Stockbrokers
Nordea Securities
Opstock Securities

ANNUAL GENERAL MEETING

Date and time: Wednesday, 17 March 2004 at 1:00 p.m.
Venue: Amer Group Plc's Headquarters, Mäkelänkatu 91, Helsinki.

Shareholders who have been entered into Amer Group Plc's shareholder register, administered by the Finnish Central Securities Depository Ltd, no later than 5 March 2004, have the right to attend the Annual General Meeting.

Notification of intended participation in the Annual General Meeting must be given to the Company no later than 4:00 p.m. local time on 15 March 2004 either in writing to Amer Group Plc, Share Register, P.O. Box 130, FI-00601 Helsinki, by telephone (+358 9 7257 8261/Ms Mirja Vatanen) or by e-mail: mirja.vatanen@amersports.com. Proxies should be forwarded to the above address together with notice of attendance.

CONTACT INFORMATION

AMER GROUP PLC
Mäkelänkatu 91
00610 Helsinki
P.O. Box 130, FI-00601 Helsinki
FINLAND
Tel. +358 9 7257 800
Fax +358 9 7257 8200
E-mail: amer.communications@amersports.com
www.amersports.com

WILSON
Wilson Sporting Goods Co.
8700 W. Bryn Mawr Avenue
Chicago, IL 60631
USA
Tel. +1 773 714 6400
Fax +1 773 714 4565
E-mail: info@wilsonsports.net
www.wilson.com

ATOMIC
Atomic Austria GmbH
Lackengasse 301
A-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 120
E-mail: info.atomic@amersports.net
www.atomicsnow.com
www.atomicsnowboarding.com
www.oxygensnowboards.com

SUUNTO
Suunto Oy
Valimotie 7
FI-01510 Vantaa
FINLAND
Tel. +358 9 875 870
Fax +358 9 8758 7300
www.suunto.com

PRECOR
Precor Incorporated
20031 142nd Avenue NE
P.O. Box 7202
Woodinville, WA 98072-4002
USA
Tel. +1 425 486 9292
Fax +1 425 486 3856
www.precor.com

The contact information for the Group's locations is kept up-to-date on Amer Sports' website at www.amersports.com. The contact information for importers can be found on the websites of the business areas. Contact information can also be requested by telephone +358 9 7257 8309, by fax +358 9 791 385 or by e-mail amer.communications@amersports.com.

AMER GROUP PLC
P.O. BOX 130, FI-00601 HELSINKI, FINLAND
STREET ADDRESS: MÄKELÄNKATU 91, HELSINKI
TEL. +358 9 7257 800
FAX +358 9 7257 8200

WWW.AMERSPORTS.COM

DOMICILE: HELSINKI
VAT NO. FI01315055